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OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
OF
FARGO ELECTRONICS, INC.
AT
$7.25 NET PER SHARE
BY
RUSHMORE ACQUISITION CORP.
A WHOLLY-OWNED SUBSIDIARY OF
ZEBRA TECHNOLOGIES CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, ON THURSDAY, AUGUST 30, 2001 UNLESS THE OFFER IS EXTENDED.

    THIS OFFER IS BEING MADE PURSUANT TO AN ACQUISITION AGREEMENT, DATED AS OF JULY 31, 2001 (THE "ACQUISITION AGREEMENT"), BY AND AMONG FARGO ELECTRONICS, INC. ("FARGO"), ZEBRA TECHNOLOGIES CORPORATION ("ZEBRA") AND RUSHMORE ACQUISITION CORP. ("MERGER SUB"). THE BOARD OF DIRECTORS OF FARGO HAS UNANIMOUSLY (1) DETERMINED THAT THE OFFER (AS DEFINED BELOW) AND THE MERGER (AS DEFINED BELOW) AND THE OTHER TRANSACTIONS CONTEMPLATED IN THE ACQUISITION AGREEMENT ARE ADVISABLE AND ARE FAIR TO AND IN THE BEST INTERESTS OF FARGO AND THE HOLDERS OF SHARES (AS DEFINED BELOW), (2) RECOMMENDED THAT HOLDERS OF SHARES TENDER THEIR SHARES IN THE OFFER AND, IF THE MATTER IS SUBMITTED TO THE FARGO STOCKHOLDERS, APPROVE THE MERGER, AND (3) APPROVED THE ACQUISITION AGREEMENT, THE OFFER AND THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE ACQUISITION AGREEMENT. IN CONNECTION WITH THE ACQUISITION AGREEMENT, ZEBRA HAS ENTERED INTO STOCKHOLDER AGREEMENTS (THE "STOCKHOLDER AGREEMENTS") WITH ALL OF FARGO'S DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN STOCKHOLDERS OF FARGO WHO COLLECTIVELY OWN APPROXIMATELY 44.7% OF THE OUTSTANDING SHARES, PURSUANT TO WHICH SUCH STOCKHOLDERS HAVE AGREED, AMONG OTHER THINGS, TO TENDER THEIR SHARES IN THE OFFER AT THE OFFER PRICE (AS DEFINED BELOW) AND TO VOTE SUCH SHARES IN THE MANNER SPECIFIED IN THE STOCKHOLDER AGREEMENTS.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION DATE THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "SHARES"), OF FARGO THAT WOULD CONSTITUTE ON THE DATE OF PURCHASE AT LEAST A MAJORITY OF ALL SHARES THAT ARE OUTSTANDING ON A FULLY- DILUTED BASIS AND (2) ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. THIS OFFER IS NOT SUBJECT TO A FINANCING CONDITION. SEE SECTIONS 15 AND 16 OF THIS OFFER TO PURCHASE.

IMPORTANT

    If you wish to tender all or any portion of your Shares, you must take the steps set forth in either (1) or (2) below prior to the Expiration Date (as defined in Section 1 of this Offer to Purchase):

  (1)
  complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal and mail or deliver the Letter of Transmittal or such facsimile, along with any other required documents, to Mellon Investor Services LLC (the "Depositary"), and either mail or deliver the certificates for your Shares to the Depositary or deliver your Shares pursuant to the procedure for book-entry transfer set forth in Section 2 of this Offer to Purchase; or

  (2)
  request your broker, dealer, bank, trust company or other nominee to effect the transaction for you.

    If you have Shares registered in the name of a broker, dealer, bank, trust company or other nominee, you must contact that broker, dealer, bank, trust company or other nominee if you desire to tender your Shares.

    If you wish to tender Shares and your certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, you may tender your Shares by following the procedure for guaranteed delivery described in Section 2 of this Offer to Purchase.

    You should direct questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery to Mellon Investor Services LLC (the "Information Agent") at its address and telephone numbers set forth on the back cover of this Offer to Purchase.

August 3, 2001

i

SUMMARY TERM SHEET

    Rushmore Acquisition Corp. is offering to purchase all of the outstanding shares of common stock of Fargo Electronics, Inc., along with the rights to purchase preferred stock associated with those shares, for $7.25 net per share in cash. The following are some of the questions that you, as a stockholder of Fargo Electronics, Inc., may have and the answers to those questions. We urge you to read carefully the remainder of this offer to purchase and the accompanying letter of transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

    Zebra Technologies Corporation, a Delaware corporation with securities listed on the Nasdaq National Market, is offering to purchase your securities through Rushmore Acquisition Corp., its wholly-owned subsidiary. Zebra designs, manufactures and supports a broad range of direct thermal and thermal transfer bar code label printers, receipt printers, instant-issuance plastic card printers and secure identification printing systems, related accessories and support software. Rushmore Acquisition Corp. is a Delaware corporation and has carried on no business other than in connection with the acquisition agreement. See the "Introduction" and Section 8.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

    We are offering to purchase all of the outstanding common stock of Fargo Electronics, Inc., along with the rights to purchase preferred stock associated with those shares. See the "Introduction" and Section 1.

HOW MUCH ARE YOU OFFERING TO PAY, WHAT IS THE FORM OF PAYMENT, AND WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

    We are offering to pay $7.25 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction."

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

    Yes. We will fund the offer with our existing cash and investment securities resources. See Section 9.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

    We do not think our financial condition is relevant to your decision whether to tender in the offer because the form of payment consists solely of cash and all of our funding will come from existing cash and investment securities resources. The offer is not subject to any financing condition. See Section 9.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

    You will have at least until 12:00 Midnight, New York City time, on Thursday, August 30, 2001 to tender your shares in the offer. If you cannot deliver everything that is required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Section 1 and Section 2.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

    Subject to the terms of the acquisition agreement and applicable law, we can extend the offer. We have agreed in the acquisition agreement that we may extend (and re-extend) the offer without Fargo Electronics, Inc.'s consent in the following circumstances:

  •
  if any of the conditions to the offer have not been satisfied or waived at the scheduled expiration date, we may extend (and re-extend) the offer;

  •
  we may also extend the offer for any period required by any rule, regulation, interpretation or position of the SEC or as required by applicable law; and

  •
  in addition, we may elect to provide a "subsequent offering period" for the offer if, at the scheduled or extended expiration of the offer, the conditions to the offer have been satisfied or waived and at least a majority but less than 90% of the shares outstanding on a fully-diluted basis have been properly tendered and not withdrawn. A subsequent offering period, if one is provided, will be an additional period of from three to 20 business days, beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration for those shares promptly after they are tendered. See Section 11.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

    If we extend the offer, we will inform Mellon Investor Services LLC, the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

  •
  We are not obligated to purchase any shares which are validly tendered unless the number of shares validly tendered and not properly withdrawn before the expiration date of the offer is at least a majority of the shares of Fargo that are then outstanding on a fully-diluted basis.

  •
  We are not obligated to purchase shares which are validly tendered if the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has not expired or been terminated.

    The offer is also subject to a number of other conditions. Subject to the terms of the acquisition agreement, we can waive or change any of the conditions to the offer without the consent of Fargo, except that we cannot decrease the offer price per share or the number of shares we are obligated to purchase, change the form of consideration, increase the number of shares that must be tendered before we are obligated to purchase any shares, impose additional conditions or make any other significant adverse change in any of the conditions without the prior written approval of Fargo. See Section 15.

HOW DO I TENDER MY SHARES?

    To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal, to Mellon Investor Services LLC, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you cannot get any document or instrument that is required to be delivered to the depositary by the expiration of the tender offer, you may take some extra time to do so by having a financial institution, including most commercial banks, savings and loan associations and brokerage houses, which is a member in good standing of the

Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program guarantee in a notice of guaranteed delivery that the missing items will be received by the depositary within three Nasdaq Stock Market trading days after the date of the execution of the notice of guaranteed delivery. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 2.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

    You can withdraw shares at any time until the offer has expired and, if we have not agreed by October 1, 2001 to accept your shares for payment, you can withdraw them at any time after that date until we accept shares for payment. This right to withdraw will not, however, apply to shares tendered during any subsequent offering period discussed in Section 1, unless those shares are not immediately accepted for payment. See Section 3.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

    To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 3.

WHAT DOES FARGO'S BOARD OF DIRECTORS THINK OF THE OFFER?

    We are making the offer pursuant to the acquisition agreement, which has been approved by the Board of Directors of Fargo. The Board of Directors of Fargo has unanimously (1) determined that the offer and the merger and the other transactions contemplated in the acquisition agreement are advisable and are fair to and in the best interests of Fargo and the holders of shares, (2) recommended that holders of shares tender their shares in the offer and, if the matter is submitted to the Fargo stockholders, approve the merger, and (3) approved the acquisition agreement, the offer and the merger and the other transactions contemplated by the acquisition agreement. See the "Introduction."

HAVE ANY STOCKHOLDERS PREVIOUSLY AGREED TO TENDER THEIR SHARES?

    Yes. As an inducement for Zebra and Rushmore Acquisition Corp. to sign the acquisition agreement, all of Fargo's directors and executive officers and certain stockholders of Fargo have agreed to tender their shares, representing approximately 44.7% of the presently outstanding shares of Fargo, on the same terms set forth in this offer to purchase. These stockholders have also agreed to vote in favor of the merger. See Section 11.

IF AT LEAST A MAJORITY OF THE SHARES ARE TENDERED AND ACCEPTED FOR PAYMENT, WILL FARGO CONTINUE AS A PUBLIC COMPANY?

    No. Following the purchase of shares in the offer we expect to consummate a merger of Rushmore Acquisition Corp. into Fargo, with Fargo being the surviving corporation. Following the merger, Fargo no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that there may not be a public trading market for Fargo stock, and Fargo may cease making filings with the SEC or otherwise cease being required to comply with SEC rules relating to publicly held companies. See Section 13.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL FARGO SHARES ARE NOT TENDERED IN THE OFFER?

    Yes. If we accept for payment and pay for at least a majority of the outstanding shares of Fargo, Rushmore Acquisition Corp. will be merged into Fargo. If that merger takes place, all remaining stockholders of Fargo (other than us, Fargo, our subsidiaries and stockholders properly exercising appraisal rights as discussed below) will receive $7.25, or any higher price that may be paid for each share pursuant to the offer, in cash. See the "Introduction" and Section 11.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

    If the merger described above takes place, stockholders not tendering in the offer will receive in the merger the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to the stockholders' properly exercising their appraisal rights under Delaware law. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier and will not have appraisal rights if you tender your shares. However, if for some reason the merger does not take place, the number of stockholders of Fargo and the number of shares of Fargo which are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Fargo common stock. Also, as described above, Fargo may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies. See the "Introduction" and Section 13.

WHAT IS THE MARKET VALUE OF THE SHARES AS OF A RECENT DATE?

    On July 30, 2001, the last trading day before we announced the tender offer and the expected subsequent merger, the closing price of Fargo common stock reported on the Nasdaq National Market was $5.48 per share. The $7.25 per share to be paid by Zebra represents a premium of approximately 32% over the closing price of Fargo common stock on such date and a premium of approximately 60% over the average closing price of Fargo common stock during the previous 60 days. On August 2, 2001, the last trading day before we commenced the tender offer, the closing price of Fargo common stock reported on Nasdaq was $7.19 per share. We advise you to obtain a recent quotation for shares of Fargo common stock before deciding whether to tender your shares. See Section 6.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

    You can call Mellon Investor Services LLC at (800) 261-8056 (toll free). Mellon Investor Services LLC is acting as the information agent for our tender offer. See the back cover of this offer to purchase.

To the Holders of Common Stock of
Fargo Electronics, Inc.

INTRODUCTION

    Rushmore Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Zebra Technologies Corporation, a Delaware corporation ("Zebra"), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Fargo Electronics, Inc., a Delaware corporation (the "Fargo"), and the associated rights to purchase preferred stock (the "Rights") issued pursuant to a Rights Agreement, dated as of February 9, 2000 (the "Rights Agreement"), between Fargo and Wells Fargo Bank Minnesota, National Association, as rights agent (the "Rights Agent") (the shares of Common Stock, and any associated Rights, are referred to as the "Shares"), at a price of $7.25 per Share, net to each seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

    Stockholders of record who hold Shares registered in their own name and tender their Shares directly to the Depositary (as defined below) will not be obligated to pay brokerage fees, commissions, solicitation fees or, subject to Instruction 5 of the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a bank, broker or other nominee should check with such institution as to whether they will be charged any service fees. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required federal backup withholding tax of 31% (or 30.5% for payment made after August 6, 2001) of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 2. Merger Sub will pay all charges and expenses of Mellon Investor Services LLC, as Information Agent (the "Information Agent") and as Depositary (the "Depositary"), and of U.S. Bancorp Piper Jaffray, as Dealer Manager (the "Dealer Manager"), incurred in connection with the Offer. See Section 17.

    The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration date of the Offer that number of Shares representing at least a majority of the Shares outstanding on a fully-diluted basis (i.e., after giving effect to the conversion or exercise of all outstanding options, warrants or similar rights with respect to the Shares) (the "Minimum Condition") and (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Offer is also subject to other terms and conditions. The Offer is not subject to a financing condition. See Section 15.

    The Offer is being made pursuant to an Acquisition Agreement, dated as of July 31, 2001 (the "Acquisition Agreement"), by and among Zebra, Merger Sub and Fargo. The Acquisition Agreement provides, among other things, that, upon the terms and subject to the conditions therein, at the Effective Time (as defined below), Merger Sub will be merged with and into Fargo (the "Merger") and the separate corporate existence of Merger Sub will cease, with Fargo being the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share will be converted into and represent the right to receive the Offer Price, without interest, except for (i) Shares held by Fargo, Zebra, Merger Sub or any of their respective subsidiaries immediately before the Effective Time (all of which will be canceled) and (ii) Shares with respect to which appraisal rights have been properly exercised and perfected ("Dissenting Shares") under the General Corporation Law of the State of Delaware (the "DGCL"). Holders of Shares who demand and fully perfect appraisal rights under the DGCL will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware law. See Section 11.

    In connection with the Acquisition Agreement, Zebra has entered into Stockholder Agreements (the "Stockholder Agreements") with all of Fargo's directors and executive officers and certain stockholders of Fargo who collectively own approximately 44.7% of the outstanding Shares, pursuant to which such stockholders have agreed, among other things, to tender their Shares in the Offer at the Offer Price and to vote such Shares in the manner specified in the Stockholder Agreements. See Section 11.

    The Board of Directors of Fargo (the "Fargo Board") has (1) determined that the Offer and the Merger and the other transactions contemplated in the Acquisition Agreement are advisable and are fair to and in the best interests of Fargo and the holders of Shares, (2) recommended that holders of Shares tender their Shares in the Offer and, if the matter is submitted to the Fargo stockholders, approve the Merger, and (3) approved the Acquisition Agreement, the Offer and the Merger and the other transactions contemplated by the Acquisition Agreement.

    Raymond James & Associates, Inc., Fargo's financial advisor in connection with the transaction, delivered an opinion to Fargo to the effect that, as of July 31, 2001, the $7.25 per Share in cash to be received by Fargo stockholders in the Offer and the Merger was fair to such stockholders from a financial point of view.

    Fargo has represented to Zebra that, as of August 2, 2001, there were outstanding 11,756,544 Shares and options to acquire 1,201,273 Shares (or 12,957,817 Shares on a fully-diluted basis). Except as otherwise set forth in Section 8, neither Zebra, Merger Sub nor any person listed on Schedule I hereto beneficially owns any Shares. Accordingly, the Minimum Condition will be satisfied if 6,478,909 Shares are tendered in the Offer, assuming no other Shares or securities convertible into, or exercisable for, Shares are issued prior to the consummation of the Offer. The Acquisition Agreement provides that each option to purchase Shares that is outstanding as of the Effective Time, that is, or would be vested and exercisable in whole or in part as of the Effective Time will be terminated and canceled immediately prior to the Effective Time and all holders of such options will receive an amount in cash, without interest, equal to the product of (i) the number of Shares with respect to which such option is or will be vested and exercisable as of the Effective Time multiplied by (ii) the excess of the Offer Price over the exercise price per Share of such option. Members of the Fargo Board will collectively receive in respect of options to purchase Shares held by them an aggregate of approximately $220,250 (of this amount, Michael C. Child is entitled to receive approximately $16,625, Everett V. Cox is entitled to receive approximately $16,625, William H. Gibbs is entitled to receive approximately $54,469, Kent O. Lillimoe is entitled to receive approximately $84,125 and Elaine A. Pullen is entitled to receive approximately $48,406).

    The Acquisition Agreement provides that, promptly following the acceptance for payment by Merger Sub of, and as long as Merger Sub owns, at least a majority of the aggregate outstanding Shares pursuant to the Offer, Zebra shall be entitled to designate the number of directors, rounded up to the next whole number, on the Fargo Board that equals the product of (i) the total number of directors on the Fargo Board (giving effect to the election of any additional directors pursuant to the Acquisition Agreement) and (ii) the percentage that the number of Shares owned by Zebra or Merger Sub bears to the total number of outstanding Shares, and Fargo shall use its reasonable efforts to cause Zebra's designees to be elected to the Fargo Board, including, without limitation, increasing the number of directors or seeking and accepting resignations of incumbent directors, or both. At such times, Fargo will use its reasonable efforts to cause individual directors designated by Zebra to constitute the same percentage as the number of Zebra's designees to the Fargo Board bears to the total number of directors on the Fargo Board on each committee of the Fargo Board. See Section 11. The designation of directors by Zebra is subject to compliance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

    Fargo has taken all requisite action under the Rights Agreement to cause the provisions of the Rights Agreement not to be applicable to the Acquisition Agreement, the Offer, the Merger, Zebra and Merger Sub's beneficial ownership of Shares and the other transactions contemplated by the Acquisition Agreement or by any other agreements entered into by Zebra and Merger Sub in connection therewith, including, without limitation, causing the Offer to constitute a Permitted Offer (as defined in the Rights Agreement).

    The information contained herein concerning or attributed to Fargo and its officers and directors has been supplied by Fargo, and all other information contained herein has been supplied by Zebra and Merger Sub. Although neither Fargo nor Zebra or Merger Sub have any knowledge that would indicate that any statements contained herein based on the information provided by the other are untrue, neither Fargo nor Zebra or Merger Sub take any responsibility for the accuracy or completeness of any information provided by the other or for any failure by the other to disclose events that may have occurred and may affect the significance or accuracy of such information but which are unknown to Fargo or Zebra and Merger Sub, respectively.

    This Offer to Purchase and the related Letter of Transmittal contain important information and you should read them in their entirety before making any decision with respect to the Offer.

THE TENDER OFFER

1.  TERMS OF THE OFFER

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Merger Sub will accept for payment and pay for all Shares which are validly tendered and not withdrawn on or prior to the Expiration Date, as soon as practicable after the Expiration Date. The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, August 30, 2001, unless and until Merger Sub (subject to the terms and conditions of the Acquisition Agreement) shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Merger Sub, shall expire prior to the purchase of any Shares by Merger Sub.

    Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer (whether or not any Shares have theretofore been purchased or paid for pursuant to the Offer) and not accept for payment any Shares, if the Minimum Condition and the other conditions set forth in Section 15 (collectively, the "Offer Conditions") are not satisfied. Subject to the provisions of the Acquisition Agreement and applicable law, Merger Sub expressly reserves the right to waive, in whole or in part at any time or from time to time, any such condition, to increase the price per Share payable in the Offer, to make any other changes in the terms and conditions of the Offer; provided that, unless previously approved by Fargo in writing, no change may be made that decreases the Offer Price or the maximum number of Shares to be purchased in the Offer, changes the form of consideration, increases the number of Shares that must be tendered before Merger Sub is obligated to purchase any Shares, imposes additional conditions or makes any other significant adverse change in any of the Offer Conditions.

    If all Offer Conditions are not satisfied on the initial Expiration Date of the Offer, subject to the terms of the Acquisition Agreement, Merger Sub may extend the Offer to provide additional time to satisfy the conditions for one or more additional periods of not more than ten business days (or such longer period as may be approved by Fargo).

    Merger Sub also may, without the consent of Fargo, following the Expiration Date, provide for a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act (a "Subsequent Offering Period"). Notwithstanding the foregoing, Merger Sub may, without the consent of Fargo, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer or otherwise required by applicable law.

    A Subsequent Offering Period is an additional period of time from three to 20 business days in length, beginning after Merger Sub purchases Shares tendered in the Offer, during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d-11 provides that Merger Sub may include a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are deemed satisfied or waived by Merger Sub on or before the Expiration Date, (iii) Merger Sub accepts and promptly pays for all Shares tendered during the Offer prior to the Expiration Date, (iv) Merger Sub announces the results of the Offer, including the approximate number and percentage of Shares desposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and, in such announcement, Merger Sub announces and immediately begins the Subsequent Offering Period, and (v) Merger Sub immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In the event Merger Sub elects to include a Subsequent Offering Period, it will notify stockholders of Fargo consistent with the requirements of the

SEC. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period, and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

    Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, which in the case of an extension will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which Merger Sub may choose to make any public announcement, Merger Sub will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

    If Merger Sub makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Merger Sub will disseminate additional tender offer materials (including by public announcement as set forth above) and extend the Offer to the extent required by Rules 14d-4(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or change to a dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC's view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or inclusion of or change to a dealer's soliciting fee, a minimum ten (10) business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, before the Expiration Date, Merger Sub decreases the number of Shares being sought or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of the increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of that tenth (10th) business day. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

    In connection with the Offer, Fargo has provided Merger Sub with the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.  PROCEDURE FOR ACCEPTING THE OFFER AND TENDERING SHARES.

    Valid Tender of Securities.  Except as set forth below, for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile of it), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer of Shares, and any other documents required by the Letter of

Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, and either

  (a)
  certificates representing tendered Shares must be received by the Depositary, or Shares must be tendered pursuant to the procedure for book-entry transfer set forth below (and confirmation of receipt of delivery must be received by the Depositary), in each case on or before the Expiration Date; or

  (b)
  the guaranteed delivery procedures set forth below must be complied with.

    No alternative, conditional or contingent tenders will be accepted. The method of delivery of all documents, including certificates for Shares, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, property insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

    Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal

  (a)
  if the Letter of Transmittal is signed by the registered holder of the Shares tendered with the Letter of Transmittal, unless the holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" in the Letter of Transmittal; or

  (b)
  if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each referred to as an "Eligible Institution").

See Instruction 1 of the Letter of Transmittal.

    If a certificate representing Shares is registered in the name of a person other than the signatory of the Letter of Transmittal, or if payment is to be made, or Shares not accepted for payment or not tendered are to be returned to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate, with the signature(s) on the certificate or stock power guaranteed by an Eligible Institution. If the Letter of Transmittal or stock power is signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Merger Sub, proper evidence satisfactory to Merger Sub of their authority to act must be submitted. See Instruction 5 of the Letter of Transmittal.

    Book-Entry Transfer.  The Depositary will establish accounts with respect to the Shares at The Depository Trust Company ("DTC") for purposes of the Offer within two (2) business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC's system may make book-entry delivery of the Shares by causing DTC to transfer Shares into the Depositary's account in accordance with DTC's procedure for such transfers. Although delivery of Shares may be effected through book-entry transfer at DTC, a properly completed and duly executed Letter of Transmittal (or facsimile of it), with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer of Shares, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one (1) of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or the guaranteed delivery procedures described below must be complied with. The term "Agent's Message" means a message transmitted through electronic means by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in

DTC tendering the Shares that the participant has received, and agrees to be bound by, the terms of the Letter of Transmittal. Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the Depositary.

    Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the stockholder's certificates representing Shares are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary before the Expiration Date, the Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

  (a)
  the tender is made by or through an Eligible Institution;

  (b)
  the Depositary receives, before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Merger Sub; and

  (c)
  the certificates representing all tendered Shares in proper form for transfer (or confirmation of a book-entry transfer of such Shares into the Depositary's account at DTC), together with a properly completed and duly executed Letter of Transmittal (or facsimile of it) with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) Nasdaq Stock Market trading days after the date of the Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand, or may be transmitted by facsimile transmission or mail, to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

    In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of

  (a)
  certificates representing the Shares (or timely confirmation of a book-entry transfer of the Shares into the Depositary's account at DTC);

  (b)
  properly completed and duly executed Letter(s) of Transmittal (or facsimile(s) of it or them), together with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message); and

  (c)
  any other documents required by the Letter of Transmittal.

    Accordingly, tendering stockholders may be paid at different times depending on when certificates representing Shares or confirmations of book-entry transfers of Shares are actually received by the Depositary.

    Determination of Validity.  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Merger Sub in its sole discretion, and its determination shall be final and binding on all parties. Merger Sub reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or the acceptance for payment of or payment for which may, in the opinion of Merger Sub's counsel, be unlawful. Merger Sub also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder, and Merger Sub's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating to the tender have been expressly waived or cured to the satisfaction of Merger Sub. None of Merger Sub, Zebra, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any notification.

    Appointment as Proxy.  By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Merger Sub as the stockholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the stockholder's rights with respect to the Shares tendered by the stockholder and accepted for payment by Merger Sub, effective if, when and to the extent that Merger Sub accepts the Shares for payment pursuant to the Offer. Upon the acceptance for payment, all prior proxies given by the stockholder with respect to the Shares or other securities accepted for payment will, without further action, be revoked, and no subsequent proxies may be given by the stockholder nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The designees of Merger Sub will, with respect to the Shares and other securities or rights issuable in respect of the Shares, be empowered to exercise all voting and other rights of the stockholder as they, in their sole discretion, may deem proper in respect of any annual, special or adjourned meeting of Fargo's stockholders, action by written consent in lieu of a meeting or otherwise. Merger Sub reserves the right to require that, for Shares to be deemed validly tendered, immediately upon Merger Sub's acceptance for payment of the Shares, Merger Sub must be able to exercise full voting rights with respect to the Shares.

    Binding Agreement.  A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to Merger Sub that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares) and (ii) when the same are accepted for payment by Merger Sub, Merger Sub will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

    Merger Sub's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Merger Sub upon the terms and subject to the conditions of the Offer.

    Backup Federal Income Tax Withholding.  To prevent backup withholding of federal income tax on payments made to stockholders with respect to Shares purchased pursuant to the Offer, each stockholder must provide the Depositary with its, his or her correct taxpayer identification number ("TIN") and certify that it, he or she is not subject to backup withholding of federal income tax by completing the Substitute Form W-9 included in the Letter of Transmittal. Non-United States holders must submit a completed Form W-8 to avoid backup withholding. This form may be obtained from the Depositary. See Instructions 10 and 11 of the Letter of Transmittal.

3.  WITHDRAWAL RIGHTS.

    Tenders of Shares made pursuant to the Offer will be irrevocable, except that Shares tendered may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment and paid for by Merger Sub pursuant to the Offer, may also be withdrawn at any time after October 1, 2001. If Merger Sub extends the Offer, is delayed in its acceptance for payment of any Shares tendered, or is unable to accept for payment or pay for Shares tendered pursuant to the Offer, for any reason, then, without prejudice to Merger Sub's rights set forth in this Offer to Purchase, the Depositary may, on behalf of Merger Sub, retain tendered Shares, and those Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in this Section and as otherwise required by Rule 14e-1(c) under the Exchange Act. Any delay will be accompanied by an extension of the Offer to the extent required by law. If Merger Sub decides to include a Subsequent Offering Period, Shares tendered during the

Subsequent Offering Period may not be withdrawn and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

    For a withdrawal of Shares tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one (1) of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing the Shares is/are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary before the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 2 of this Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC's procedures.

    Withdrawals of tenders of Shares may not be rescinded and Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares, however, may be retendered at any time before the Expiration Date (or during Subsequent Offering Period, if any) by again following the procedures described in Section 2 of this Offer to Purchase (except Shares may not be retendered using the procedures for guaranteed delivery during any Subsequent Offering Period).

    All questions as to the form and validity, including time of receipt, of notices of withdrawal will be determined by Merger Sub, in its sole discretion, and its determination will be final and binding on all parties. None of Merger Sub, Zebra, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, nor shall any of them incur any liability for failure to give any such notification.

4.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Merger Sub will accept promptly for payment and will pay for all Shares validly tendered before the Expiration Date (and not properly withdrawn in accordance with Section 3 of this Offer to Purchase) promptly after the Expiration Date. If Merger Sub desires to include a Subsequent Offering Period, Merger Sub will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period.

    Any determination concerning the satisfaction of the terms and conditions of the Offer shall be within the sole discretion of Merger Sub, and that determination shall be final and binding on all tendering stockholders. See Section 15 of this Offer to Purchase.

    Subject to applicable rules and regulations of the SEC and the terms of the Acquisition Agreement, Merger Sub expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. If Merger Sub desires to delay payment for Shares accepted for payment pursuant to the Offer, and the delay would otherwise be in contravention of Rule 14e-1(c) of the Exchange Act, Merger Sub will formally extend the Offer. See Section 15 of this Offer to Purchase. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of

  (a)
  certificates representing the Shares (or a timely confirmation of a book-entry transfer of the Shares into the Depositary's account at DTC, as described in Section 2 of this Offer to Purchase),

  (b)
  a properly completed and duly executed Letter of Transmittal (or facsimile of it) with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message), and

  (c)
  any other documents required by the Letter of Transmittal.

    For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and by doing so purchased, tendered Shares when and if Merger Sub gives oral or written notice to the Depositary, as agent for the tendering stockholders, of Merger Sub's acceptance for payment of the Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment will be made by the deposit of the purchase price for the Shares with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving the payment from Merger Sub and transmitting the payment to tendering stockholders. If, for any reason, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Merger Sub is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Merger Sub's rights under Section 1 of this Offer to Purchase, the Depositary may, on behalf of Merger Sub, retain tendered Shares, and those Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 3 of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price by reason of any delay in making those payments. The ability of Merger Sub to delay the payment for Shares which Merger Sub has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

    If any tendered Shares are not accepted for payment and paid for, certificates representing those Shares will be returned (or, in the case of Shares delivered by book-entry transfer with DTC as permitted by Section 2 of this Offer to Purchase, those Shares will be credited to an account maintained with DTC) without expense to the tendering stockholder as promptly as practicable following the expiration or termination of the Offer.

    If, before the Expiration Date, Merger Sub increases the consideration to be paid for Shares pursuant to the Offer, Merger Sub will pay the increased consideration for all Shares accepted for payment pursuant to the Offer, whether or not such Shares have been tendered or accepted for payment before the increase in the consideration.

    Merger Sub reserves the right, with the consent of Fargo, to transfer or assign in whole or in part to one or more affiliates of Merger Sub or Zebra the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any transfer or assignment will not relieve Merger Sub of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5.  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

    The receipt of cash for Shares pursuant to the Offer (or in the Merger) will be a taxable transaction for United States federal income tax purposes (and may also be a taxable transaction under applicable state, local or other tax laws). In general, a stockholder will recognize gain or loss for such purposes equal to the difference between the amount of cash received and the stockholder's adjusted tax basis in the Shares. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. The gain or loss will be capital gain or loss if the Shares are a capital asset in the hands of the stockholder and will be long term capital gain or loss if the Shares were held for more than one (1) year on the date of sale (in the case of the Offer) or the effective time of the Merger (in the case of the Merger). Certain limitations apply to the use or deductibility of a stockholder's capital losses. The receipt of cash for Shares pursuant to the exercise of appraisal rights, if any, will generally be taxed in the same manner as described above.

    Payments in connection with the Offer or the Merger may be subject to "backup withholding" at a rate of 31% (or 30.5% for payments made after August 6, 2001). Backup withholding generally applies if a stockholder (a) fails to furnish such stockholder's TIN, (b) furnishes an incorrect TIN or (c) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such stockholder's correct number and that such stockholder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons, including corporations, non-United States persons and financial institutions, generally are exempt from backup withholding, provided they properly establish their status when required to do so by completing and providing the appropriate IRS forms. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each stockholder should consult with its, his or her own tax advisor as to such stockholder's qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering stockholders may be able to prevent backup withholding by properly completing the Substitute Form W-9 included in the Letter of Transmittal.

    The discussion above may not be applicable to a stockholder that acquired Shares pursuant to the exercise of employee stock options or otherwise as compensation, to a stockholder that is related to Merger Sub for purposes of Section 302 of the Internal Revenue Code of 1986, as amended, or to a stockholder who is not a United States person or who is otherwise subject to special tax treatment under the Internal Revenue Code (for example, brokers, dealers in securities, banks, insurance companies, tax-exempt organizations and financial institutions). For these purposes, a United States person means a person who or which is (i) an individual who is a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one (1) or more United States persons have the authority to control all substantial decisions of the trust. In addition, the discussion above does not address the tax treatment of holders of options to acquire Shares.

    The United States federal income tax discussion set forth above is included for general information only, does not address all federal income tax consequences of the Offer and the Merger or any foreign, state or local laws and is based upon present law which is subject to change, possibly with a retroactive effect. Stockholders are urged to consult their tax advisors with respect to the specific tax consequences of the Offer and the Merger to them, including the application and effect of the alternative minimum tax, and state, local or non-United States income and other tax laws.

6.  PRICE RANGE OF SHARES; DIVIDENDS.

    The Common Stock is listed and traded on The Nasdaq National Market ("Nasdaq") under the symbol "FRGO." The Rights trade together with the Common Stock. The following table sets forth, for the periods indicated, the high and low sales prices for the Shares on Nasdaq as reported by published financial sources. Fargo has never paid cash dividends on the Shares, and the Acquisition

Agreement prohibits Fargo from declaring or paying any cash dividends before the termination of the Acquisition Agreement.

	High	Low
Fiscal Year Ended December 31, 2000
First Quarter (beginning February 10, 2000)	$17.7500	$10.7500
Second Quarter	$12.1250	$2.5000
Third Quarter	$9.5000	$3.5000
Fourth Quarter	$6.3125	$1.4686
Fiscal Year Ended December 31, 2001
First Quarter	$5.2500	$2.0625
Second Quarter	$4.9844	$2.0313
Third Quarter (through August 2, 2001)	$7.1900	$4.1000

    On July 30, 2001, the last full trading day before the public announcement of the execution of the Acquisition Agreement, the closing price per Share reported on Nasdaq was $5.48. On August 2, 2001, the last full trading day before the commencement of the Offer, the closing price per Share reported on Nasdaq was $7.19.

    Stockholders are urged to obtain a current market quotation for the Shares before deciding whether to tender their Shares.

7.  CERTAIN INFORMATION CONCERNING FARGO.

    Except as otherwise stated in this Offer to Purchase, the information concerning Fargo contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although neither Merger Sub nor Zebra has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither Merger Sub nor Zebra takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by Fargo to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Merger Sub or Zebra.

    General.  Fargo is a Delaware corporation with its principal executive offices located at 6533 Flying Cloud Drive, Eden Prairie, Minnesota 55344, where its telephone number is (952) 941-9470. Fargo's web site (which is not a part of this Offer to Purchase) is located at www.fargo.com. Fargo is engaged in the business of developing, manufacturing and supplying desktop systems that personalize plastic identification cards by printing images and text onto the cards, laminating them and electronically encoding them with information.

    Financial Information.  Set forth below is certain selected consolidated financial information relating to Fargo which has been excerpted or derived from the audited financial statements contained in Fargo's Annual Report on Form 10-K for the year ended December 31, 2000 and from the unaudited interim financial statements in Fargo's quarterly report on From 10-Q for the quarter ended March 31, 2001, each as filed with the SEC pursuant to the Exchange Act. More comprehensive financial information is included in these reports and other documents filed by Fargo with the SEC. The financial information that follows is qualified in its entirety by reference to these reports and other documents, including the financial statements and related notes contained therein. These reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner discussed below.

FARGO ELECTRONICS, INC.
SELECTED FINANCIAL DATA
(IN THOUSANDS EXCEPT PER SHARE DATA)

	Year Ended December 31,		Three Months Ended March 31,
	1999	2000	2000	2001
Operations Data
Net sales	$54,907	$59,100	$14,617	$13,172
Operating income	12,643	8,163	2,784	1,000
Net income (loss)	4,484	3,057	900	312
Basic net income per share (loss)	(37.56)	0.25	0.08	0.03
Diluted net income per share (loss)	(37.56)	0.24	0.06	0.03
	As of December 31,
			March 31, 2001
	1999	2000
			(unaudited)
Balance Sheet Data
Total assets	$49,094	$48,815	$49,331
Bank debt	50,100	22,900	18,900
Stockholders' equity (deficiency)	(124,948)	21,359	21,684

    Other Financial Information.  On January 11, 2001, Fargo publicly announced a target of growing earnings per share five times by the end of 2003 over 2000 results. In connection with the preliminary discussions concerning a possible business combination involving Zebra and Fargo, a representative of Fargo subsequently furnished a representative of Zebra with certain information that was not publicly available, including a short set of financial projections and later the revised projections for the fiscal years ending December 31, 2001 and 2002 set forth below (the "Projections") which are slightly lower than the projections initially furnished to Zebra. The Projections for the fiscal year ending December 31, 2001 estimated total revenue of approximately $62 million and operating income of approximately $10 million. The Projections for the fiscal year ending December 31, 2002 estimated total revenue of approximately $73 million and operating income of approximately $15 million.

    The Projections were prepared solely for Fargo's internal purposes and were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was provided to Zebra in connection with discussions giving rise to the Acquisition Agreement. The Projections do not purport to present projected results of operations in accordance with generally accepted accounting principles, and Fargo's independent auditors have not examined or opined on the Projections and accordingly assume no responsibility therefor. Fargo has advised Zebra and Merger Sub that the Projections are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments. The Projections are based on a variety of assumptions (none of which were stated in the Projections and none of which were provided to Zebra) relating to the business of Fargo, industry performance, general business and economic conditions and other matters which are subject to significant uncertainties and contingencies, many of which are beyond Fargo's control, and, therefore, the Projections are inherently imprecise and there can be no assurance that they will be realized. None of Zebra, Merger Sub, Fargo or any of their representatives assumes any responsibility for the accuracy of the Projections, and Fargo has made no representation to Zebra or Merger Sub regarding the Projections described above. Fargo does not intend to update, revise or correct such Projections if they become inaccurate (even in the short term).

    Available Information.  The Shares are registered under the Exchange Act. Accordingly, Fargo is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Fargo's directors and officers, their remuneration, stock options granted to them, the principal holders of Fargo's securities and any material interest of such persons in transactions with Fargo is required to be disclosed in such proxy statements and distributed to Fargo's stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities at the SEC's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC maintains a site on the World Wide Web, and the reports, proxy statements and other information filed by Fargo with the SEC may be accessed electronically on the World Wide Web at http://www.sec.gov. Copies of such material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

8.  CERTAIN INFORMATION CONCERNING ZEBRA AND MERGER SUB.

    General.  Zebra is a Delaware corporation with its principal offices located at 333 Corporate Woods Parkway, Vernon Hills, Illinois 60061. The telephone number of Zebra is (847) 634-6700. Zebra's web site (which is not part of this Offer to Purchase) is located at www.zebracorporation.com. Zebra and its wholly-owned subsidiaries (other than Merger Sub) design, manufacture and support a broad range of direct thermal and thermal transfer bar code label printers, receipt printers, instant-issuance plastic card printers and secure identification printing systems, related accessories and support software. Zebra markets its products worldwide principally to manufacturing and service organizations for use in automatic identification, data collection and personal identification systems.

    Available Information.  The shares of Zebra are registered under the Exchange Act. Accordingly, Zebra is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Zebra's directors and officers, their remuneration, stock options granted to them, the principal holders of Zebra's securities and any material interest of such persons in transactions with Zebra is required to be disclosed in such proxy statements and distributed to Zebra's stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities at the SEC's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC maintains a site on the World Wide Web, and the reports, proxy statements and other information filed by Zebra with the SEC may be accessed electronically on the World Wide Web at http://www.sec.gov. Copies of such material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

    Merger Sub is a Delaware corporation with its principal offices located at 333 Corporate Woods Parkway, Vernon Hills, Illinois 60061. The telephone number of Merger Sub is (847) 634-6700. Merger Sub has not carried on any activities other than in connection with the Acquisition Agreement.

    Merger Sub is not subject to the informational filing requirements of the Exchange Act. Merger Sub does not file reports or other information with the SEC relating to its businesses, financial condition or other matters.

    The name, citizenship, business address, business phone number, principal occupation or employment and five (5) year employment history for each of the directors and executive officers of Parent and Merger Sub are set forth in Schedule I hereto.

    As of the date hereof, Zebra owns 585,000 Shares and Veraje Anjargolian, Zebra's Vice President, Card Printer Business Unit, owns 60,000 Shares, all of which were purchased in the open market. See Section 10. Except as set forth above and in Sections 10 and 12 of this Offer to Purchase, (1) neither Zebra or Merger Sub nor, to the best knowledge of Zebra, Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Zebra or Merger Sub or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (2) neither Zebra or Merger Sub nor, to the best knowledge of Zebra and Merger Sub, any of the persons or entities referred to above or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

    Except as provided in the Acquisition Agreement, or as otherwise described in this Offer to Purchase, neither Zebra or Merger Sub nor, to the best knowledge of Zebra and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Fargo, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

    Except as set forth in this Offer to Purchase, neither Zebra or Merger Sub nor, to the best knowledge of Zebra and Merger Sub, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Fargo or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Zebra or any of its subsidiaries or, to the best knowledge of Zebra, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Fargo or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of Zebra, Merger Sub or any of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Zebra, Merger Sub or any of the persons listed in Schedule I has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

9.  SOURCE AND AMOUNT OF FUNDS.

    The Offer is not conditioned upon any financing arrangement. Merger Sub estimates that the total amount of funds required to purchase all of the outstanding Shares (assuming the exercise of all outstanding options that have an exercise price below $7.25 and are or will be vested and exercisable as of the Effective Time) pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $92,126,455. Merger Sub will obtain these funds from Zebra's existing cash and investment securities resources.

10. BACKGROUND OF THE OFFER AND THE ACQUISITION; PAST CONTACTS OR NEGOTIATIONS WITH FARGO.

    Executives of Zebra and Fargo have periodically had business-related contacts since Fargo introduced and developed a bar code printing product in the early 1990s that competed with a Zebra product. Fargo sold its bar code business in February 1993 to a party other than Zebra.

    In October 1997, Edward L. Kaplan, the President and Chief Executive Officer of Zebra, and another officer of Zebra visited the Fargo facility, and Zebra subsequently made an offer to purchase Fargo's identification card printing business. Ultimately, however, Fargo was sold in February 1998 to an investor group led by TA Associates, Inc. ("TA Associates") and St. Paul Venture Capital, Inc. ("St. Paul Venture Capital"). In late 1999, Zebra acquired Eltron International, Inc. which was in the plastic card printing business.

    During November 2000, U.S. Bancorp Piper Jaffray ("Piper Jaffray") approached Zebra and identified Fargo as an attractive acquisition candidate for Zebra. Between November 15, 2000 and November 28, 2000, Zebra purchased 585,000 Shares in open market purchases at an average price of approximately $2.60 per Share. Piper Jaffray met separately with both Edward L. Kaplan, the President and Chief Executive Officer of Zebra, and Gary R. Holland, the President and Chief Executive Officer of Fargo, to arrange a meeting between Messrs. Kaplan and Holland to discuss a possible business combination involving Zebra and Fargo. This meeting was hosted by Piper Jaffray in Chicago on December 5, 2000 and, at this meeting, Mr Kaplan and Piper Jaffray expressed Zebra's interest in a possible business combination transaction. However, Mr. Holland informed Piper Jaffray and Mr. Kaplan that Fargo generally was not interested in pursuing a sale of the company at that time. Zebra engaged Piper Jaffray to be its exclusive financial adviser in connection with the acquisition of Fargo on December 8, 2000.

    In a letter to Fargo dated December 18, 2000, Zebra submitted its initial offer for Fargo of $4.25 per Share. The offer was conditioned on, among other things, the prior agreement of TA Associates and St. Paul Venture Capital (which, through affiliates, held approximately 27% and 13%, respectively, of the outstanding Shares) and the officers and directors of Fargo to tender their Shares to Zebra.

    Mr. Holland then called Piper Jaffray on December 22, 2000 and indicated that Fargo had no response to the offer. On the same date, Zebra sent a letter to Fargo stating that Fargo's lack of response to the offer was being interpreted as a formal rejection. Fargo responded to Piper Jaffray that its lack of response was not a formal rejection and that a formal response to the offer would be forthcoming as soon as the Fargo Board had an opportunity to review and consider the offer. In a letter to Zebra dated January 9, 2001, Fargo stated that the Fargo Board had not made any decision to sell the company and that $4.25 per Share seemed inadequate in light of developments reflected in Fargo's internal business plans of which the investment community was not aware.

    Piper Jaffray subsequently discussed the offer with Michael C. Child, a Fargo board member and managing director of TA Associates. On January 11, 2001, Fargo issued a press release regarding certain statements made by Fargo executives during a presentation to the Third Annual Needham & Co. Growth Conference on that date. The press release explained that, during the presentation, Mr. Holland "noted that Fargo's competitive advantages will spur future growth of earnings per share, with a target of growing earnings per share five times by the end of 2003 over 2000 results."

    Zebra sent a letter dated January 11, 2001 to Fargo asking to learn more about Fargo's projected financial performance for the 2001 fiscal year and beyond so that Zebra could consider raising the price per Share of its offer. Fargo again informed Zebra in writing on January 26, 2001 that Fargo was not interested in pursuing discussions with Zebra concerning a possible transaction and denied Zebra's request for additional information. In February 2001, Fargo released its financial results for the 2000 fiscal year which were below analyst expectations.

    In late March 2001, Zebra continued to pursue a possible business combination with Fargo and increased its offer of $6.25 per Share, which Zebra communicated to TA Associates on March 29, 2001. Shortly thereafter, Zebra communicated the revised proposal to St. Paul Venture Capital. Zebra also informed Fargo of this increased offer in a letter dated April 10, 2001. On April 25, 2001, Fargo sent a letter to Zebra indicating that each of Fargo, TA Associates and St. Paul viewed the offer of $6.25 per Share as too low.

    On May 16, 2001, executive officers of each of Zebra and Fargo met during the Cardtech convention in Las Vegas, Nevada to discuss recent product introductions, operating synergies and Fargo's forecast assumptions. On May 23, 2001, Mr. Holland met in person with Mr. Kaplan and Piper Jaffray to discuss Fargo's financial forecasts.

    Based on this information, Zebra determined to increase its offer. On June 4, 2001, representatives of Piper Jaffray met with Mr. Child at his office in California and Everett V. Cox, a Fargo board member and general partner of St. Paul Venture Capital was present by phone. During this meeting, Piper Jaffray presented Zebra's increased offer of $7.15 and the offer was discussed extensively.

    Piper Jaffray was subsequently informed through various phone calls that the offer of $7.15 was still too low. As a result, Zebra delivered to Fargo a letter dated June 13, 2001 indicating that Zebra was increasing its offer to $7.25 per Share. Messrs. Child and Cox told Piper Jaffray that TA Associates and St. Paul Venture Capital would be willing to consider such an offer as Fargo stockholders, but that any final decision concerning the offer would need to be made by the Fargo Board. There were a number of telephone discussions between the parties regarding this offer and issues regarding exclusivity, confidentiality and other matters related to the offer.

    On July 10, 2001, Zebra and Fargo signed a letter agreement which provided for a period of exclusivity during which Zebra would conduct its due diligence investigation of Fargo and the parties would engage in discussions with the objective of negotiating the terms and conditions of a definitive agreement relating to a business combination of Fargo and Zebra by July 31, 2001. Zebra and Fargo entered into another letter agreement dated July 10, 2001 whereby Zebra agreed to keep confidential certain information received from Fargo.

    Zebra commenced its due diligence review of Fargo on July 11, 2001 when Fargo made available to Zebra certain business, financial and legal information with respect to Fargo. The next day, Fargo provided Zebra with certain projections prepared by Fargo's management with respect to Fargo's fiscal years 2001 and 2002. See Section 7.

    On July 16, 2001, counsel for Zebra delivered to counsel for Fargo a draft Acquisition Agreement containing terms which the parties had been negotiating and upon which Zebra would be willing to enter into a business combination with Fargo. During the remainder of July 2001, Fargo and its legal counsel and Zebra and its legal counsel negotiated the terms and conditions of the proposed Acquisition Agreement.

    On July 31, 2001, the Fargo Board met to consider the Acquisition Agreement and the transactions contemplated thereby. At this meeting, the Fargo Board unanimously (1) determined that the Offer and the Merger and the other transactions contemplated in the Acquisition Agreement were advisable and were fair to and in the best interests of Fargo and the holders of Shares, (2) recommended that holders of Shares tender their Shares in the Offer and, if the matter is submitted to the Fargo stockholders, approve the Merger, and (3) approved the Acquisition Agreement, the Offer and the Merger and the other transactions contemplated by the Acquisition Agreement.

    On July 31, 2001, Zebra, Merger Sub and Fargo executed and delivered the Acquisition Agreement. On that date, following the close of trading on Nasdaq, Zebra and Fargo issued a joint press release announcing the execution of the Acquisition Agreement.

    On August 3, 2001, Merger Sub commenced the Offer.

11. THE ACQUISITION AGREEMENT.

    The Acquisition Agreement.  The following summary of certain provisions of the Acquisition Agreement is qualified in its entirety by reference to the complete text of the Acquisition Agreement, a copy of which has been filed as an exhibit to the Schedule TO referred to in Section 18 and is incorporated herein by reference. The following summary may not contain all of the information important to you. The Acquisition Agreement may be examined and copies may be obtained from the SEC in the same manner as set forth in Section 7. Capitalized terms used in the following summary and not otherwise defined in this Offer to Purchase have the meanings set forth in the Acquisition Agreement.

    The Offer.  The Acquisition Agreement provides that Merger Sub will commence the Offer as promptly as practicable but in no event later than three (3) business days after the date of the execution of the Acquisition Agreement. The obligation of Merger Sub to accept for payment and pay for Shares properly tendered pursuant to the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions. For a description of the Offer Conditions, see Section 15. Unless previously approved by Fargo in writing, neither Zebra nor Merger Sub may decrease the Offer Price or number of Shares tendered for, change the form of consideration payable in the Offer, increase the Minimum Condition, impose additional conditions on the Offer, change the expiration date of the Offer except as provided below, or amend any other term of the Offer in a manner adverse to the holders of the Shares (other than with respect to insignificant changes or amendments).

    Notwithstanding the limitations set forth in the preceding paragraph, Merger Sub may without Fargo's consent, extend the expiration date of the Offer from time to time for one (1) or more additional periods of not more than ten (10) business days (or such longer period as may be approved by Fargo), (i) if, immediately before the scheduled or extended expiration date of the Offer, any of the Offer Conditions are not satisfied or, to the extent permitted, waived, until such conditions are satisfied or waived, (ii) for any period required by the rules or regulations of the SEC or (iii) any period required by applicable law. In addition, if, at the scheduled or extended expiration date of the Offer, the Minimum Condition has been satisfied but Shares tendered and not withdrawn pursuant to the Offer constitute less than ninety percent (90%) of the outstanding Fargo Common Stock and the other Offer Conditions have been satisfied or waived, Merger Sub may, without the consent of Fargo, provide for a Subsequent Offering Period (as contemplated by Rule 14d-11 of the Exchange Act) for up to twenty (20) business days after Merger Sub's acceptance for payment of and payment for the Shares then tendered and not withdrawn pursuant to the Offer.

    Directors.  The Acquisition Agreement provides that promptly upon the purchase of and payment for, and as long as Zebra directly or indirectly owns, Shares constituting not less than a majority of the issued and outstanding Shares on a fully-diluted basis by Zebra or any of its direct or indirect

Subsidiaries pursuant to the Offer, Zebra may designate the number of directors, rounded up to the next whole number, on the Fargo Board such that the percentage of its designees on the Fargo Board equals the percentage of the outstanding Shares owned of record by Zebra and each of its direct or indirect Subsidiaries, and Fargo shall, upon the request of Merger Sub, use its reasonable efforts promptly to cause Zebra's designees (and any replacement designees in the event that any designee is no longer on the Fargo Board) to be elected or appointed to the Fargo Board, including, without limitation, increasing the number of directors, or obtaining resignations from that number of its current directors as is necessary to enable Zebra's designees to be elected to the Fargo Board. At such time, Fargo will also, upon the request of Merger Sub, use its reasonable efforts to cause persons designated by Zebra to constitute at least the same percentage (rounded up to the next whole number) as is on the Fargo Board of each committee of the Fargo Board. Notwithstanding the foregoing, until the Effective Time, the Fargo Board will have at least two (2) directors who are directors of Fargo on the date of the Acquisition Agreement and who are not officers of Fargo (the "Independent Directors"); provided, however, that (x) notwithstanding the foregoing, in no event will the requirement to have at least two (2) Independent Directors result in Zebra's designees constituting less than a majority of the Fargo Board unless Zebra has failed to designate a sufficient number of Persons to constitute at least a majority and (y) if the number of Independent Directors is reduced below two (2) for any reason whatsoever (or if immediately following Consummation of the Offer there are not at least two (2) then-existing directors of Fargo who (A) are Qualified Persons (as defined below) and (B) are willing to serve as Independent Directors), then the number of Independent Directors required will be one (1), unless the remaining Independent Director is able to identify a person, who is not an officer or Affiliate of Fargo, Zebra or any of their respective Subsidiaries (any such person being referred to herein as a "Qualified Person"), willing to serve as an Independent Director, in which case such remaining Independent Director will be entitled to designate any such Qualified Person or Persons to fill such vacancy, and such designated Qualified Person will be deemed to be an Independent Director, or if no Independent Directors then remain, the other directors will be required to designate two (2) Qualified Persons to fill such vacancies, and such persons will be deemed to be Independent Directors. Fargo's obligations to appoint Zebra's designees to the Fargo Board will be subject to Section 14(f) of the Exchange Act, and Rule 14f-1 under Section 14(f).

    The Merger.  The Acquisition Agreement provides that, following the consummation of the Offer and subject to the conditions set forth in the Acquisition Agreement, at the Effective Time, Merger Sub will be merged with and into Fargo (the "Merger"), the separate corporate existence of Merger Sub will cease, and Fargo will continue as the Surviving Corporation and a wholly-owned subsidiary of Zebra.

    Conditions to the Merger.  The respective obligations of Zebra, Merger Sub and Fargo to effect the Merger are subject to the satisfaction or waiver of the following conditions: (i) Merger Sub shall have accepted and purchased Shares pursuant to the Offer, (ii) any applicable waiting period under the HSR Act rules shall have expired or been terminated; (iii) the Acquisition Agreement, the Merger and the transactions contemplated by the Acquisition Agreement shall, if necessary, have received the requisite approval and authorization of Fargo's stockholders and the stockholders of Merger Sub in accordance with applicable Law and the Certificate of Incorporation and Bylaws of Fargo and Merger Sub, as the case may be, (iv) no stop order or similar proceeding in respect of the Proxy Statement shall have been initiated or threatened in writing by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties to the Acquisition Agreement; and (v) no Law, order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity which (1) prohibits consummation of the Merger on the terms contemplated by the Acquisition Agreement, (2) would cause any of the transactions contemplated by the Acquisition Agreement to be rescinded following consummation or (3) would materially and adversely affect the right of Zebra to own, operate or control any material portion of the assets and operations of the Surviving Corporation.

    Merger Consideration; Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof (i) each Share issued and outstanding immediately prior to the Effective Time, together with the associated Right (excluding any Shares to be canceled as set forth below and any Shares that (a) dissent from the Merger in accordance with the DGCL and (b) are held by stockholders who have properly exercised and perfected appraisal rights under the DGCL) shall immediately cease to be outstanding and shall automatically be canceled and be converted into the right to receive the Offer Price in cash payable to the holder thereof, without interest, upon surrender of the certificate representing the Share; and (ii) each Share held by Fargo, Zebra, Merger Sub or any Subsidiary of Zebra or Fargo shall automatically be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto. Each issued and outstanding share of common stock of Merger Sub will be converted into and become one (1) fully paid and non-assessable share of common stock of the Surviving Corporation.

    Treatment of Options.  Each option, warrant or similar right with respect to the Shares (an "Existing Option") that is outstanding as of the Effective Time, that is, or would be vested and exercisable (in whole or in part) as of the Effective Time, shall be terminated and canceled at the time that is immediately prior to the Effective Time and all holders of such Existing Options shall receive, subject to applicable withholding tax, an amount in cash equal to the product of (1) the number of Shares with respect to which such Existing Option is or will be vested and exercisable as of the Effective Time and (2) the excess, if any, of the Offer Price over the exercise price per share of such Existing Option. As of the time immediately prior to the Effective Time, each Existing Option not canceled as provided above will be terminated, the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Fargo or any of its subsidiaries shall be deleted and no holder of Existing Options will have any right to receive any shares of capital stock of Fargo, or, if applicable, the Surviving Corporation.

    Notwithstanding the foregoing, as of the Consummation of the Offer, Fargo's Employee Stock Purchase Plan shall be terminated and the rights of participants in such plan with respect to any offering period then underway shall be completed for all purposes prior thereto by refunding to each participant the account balance of such participant under such plan.

    Stockholders' Meeting.  If required to effect the Merger, Fargo shall, consistent with applicable Law and its Certificate of Incorporation and By-laws, call and hold a special meeting of its stockholders, as promptly as practicable following acceptance of the Shares pursuant to the Offer, for the purpose of voting upon the adoption or approval of the Acquisition Agreement (the "Special Meeting"), and shall use all reasonable efforts to hold the Special Meeting as soon as practicable thereafter. At the Special Meeting all of the Shares then owned by Zebra, Merger Sub or any other subsidiary of Zebra shall be voted to approve the Merger and the Acquisition Agreement. Fargo shall, subject to the applicable fiduciary duties of its directors, as determined by such directors in good faith after consultation with its outside legal counsel (who may be its regularly engaged outside legal counsel), (1) use all reasonable efforts to solicit from its stockholders proxies in favor of the adoption or approval, as the case may be, of the Merger, (2) take all other action necessary or advisable to secure the vote or consent of its stockholders, as required by the DGCL to obtain such adoption or approvals, and (3) include in the Proxy Statement the recommendation of the Fargo Board in favor of the Merger.

    Zebra shall vote (or consent with respect to) any shares of common stock of Merger Sub beneficially owned by it, or with respect to which it has the power (by agreement, proxy, or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption of the Acquisition Agreement and the Merger at any meeting of the stockholders of Merger Sub at which the Acquisition Agreement and the Merger shall be submitted for adoption and at all adjournments or postponements thereof (or, if applicable, by any action of the stockholders of Merger Sub by consent in lieu of a meeting).

    If the Special Meeting is required to effect the Merger, Zebra shall supply Fargo with the information pertaining to Zebra required by the Exchange Act for inclusion or incorporation by reference in the Proxy Statement. If before the Effective Time, any event or circumstance relating to Zebra or any of its Subsidiaries, or their respective officers or directors, should be discovered by Zebra that should be set forth in an amendment or a supplement to the Proxy Statement, Zebra shall promptly inform Fargo.

    If the Special Meeting is required to effect the Merger, Fargo shall prepare and file with the SEC the Proxy Statement relating to the Special Meeting. As promptly as practicable after comments are received from the SEC on the preliminary proxy materials and after the furnishing by Fargo of all information required to be contained therein, Fargo shall mail the Proxy Statement to its stockholders.

    Notwithstanding the foregoing, if following first acceptance for payment of Shares by Merger Sub pursuant to the Offer (or any during any extension thereof), Merger Sub owns at least ninety percent (90%) of the outstanding Shares, Fargo, Zebra and Merger Sub shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the Special Meeting, in accordance with Section 253 of the DGCL.

    Dissenters' Rights.  Dissenting Shares, to the extent required by the DGCL, shall not be converted into the right to receive the Merger Consideration, but the holders of Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall withdraw or lose his, her or its right to appraisal and payment under the DGCL, such holder's Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive such Merger Consideration as if such holder had not asserted such holders rights under Section 262 of the DGCL, without any interest thereon, and such Shares shall no longer be Dissenting Shares. Fargo shall give Zebra, Merger Sub and the Disbursing Agent prompt notice of any claim by a stockholder of Fargo for payment of fair value for Dissenting Shares as provided in Section 262 of the DGCL. Prior to the Effective Time, Fargo will not, except with the prior written consent of Zebra and Merger Sub, make any payments with respect to, or settle or offer to settle, any such demands.

    Representations and Warranties.  Pursuant to the Acquisition Agreement, Fargo has made customary representations and warranties to Zebra and Merger Sub with respect to, among other things: its organization, qualification and corporate powers; capitalization; authority relative to, and enforceability of, the Acquisition Agreement; no violation or conflict; SEC reports; books and records; financial statements; no liabilities; absence of certain changes; title to assets; accounts receivable and payable; inventories; buildings and equipment; real estate; intangible assets; performance of contracts; insurance; litigation; taxes; employee benefit plans; environmental protection; labor matters; existing permits and violations of law; unlawful payments and contributions, warranty or other claims; customers, suppliers, distributors and resellers; transactions with affiliates; certain agreements; governmental approvals; vote required; opinion of financial advisor; brokers' and finders' fees; no pending acquisitions; takeover law; Fargo Rights Agreement; and disclosure.

    Certain representations and warranties in the Acquisition Agreement made by Fargo are qualified as to "materiality" or "Material Adverse Effect." For purposes of the Acquisition Agreement and this Offer to Purchase, when used in connection with Fargo or any of its subsidiaries, the term "Material Adverse Effect" means any effect, change, event, circumstance or condition which when considered with all other effects, changes, events, circumstances or conditions has materially and adversely affected or would reasonably be expected to materially and adversely affect (i) the business, assets, results of operations or financial condition of Fargo, in each case including each of its Subsidiaries together with it taken as a whole, as the case may be, or (ii) the ability of Fargo to consummate any of the transactions contemplated by, or to perform its obligations under, the Acquisition Agreement; provided, however, that there shall be excluded from the definition of Material Adverse Effect any actual or reasonably expected material and adverse effect on the business, assets, results of operations or financial condition of Fargo, including any loss by Fargo of any of its distributorship and reseller arrangements, that is attributable to, or results from, (x) the public announcement of the transactions contemplated in the Acquisition Agreement or (y) any delay in the consummation of the transactions contemplated in the Acquisition Agreement due to the extension of the applicable waiting period under the HSR Act beyond the initial 15-day waiting period.

    Pursuant to the Acquisition Agreement, Zebra and Merger Sub have made customary representations and warranties to Fargo with respect to, among other things: their organization and qualification; authority relative to and enforceability of the Acquisition Agreement; no violation or conflict; governmental approvals; brokers' and finders' fees; required filings; sufficiency of funds; and disclosure.

    None of the representations and warranties made by Zebra, Merger Sub or Fargo in the Acquisition Agreement will survive the Effective Time.

    Covenants.  The Acquisition Agreement contains various customary covenants of the parties. A description of these covenants follows.

    Interim Operations.  Except as contemplated by the Acquisition Agreement, from and after the date of the Acquisition Agreement and until the earlier of the termination of the Acquisition Agreement or the Effective Time, Fargo shall:

    (a) carry on its business in the usual, regular and ordinary course substantially in the same manner as heretofore carried on;

    (b) not (1) make payments or distributions (other than normal compensation) to any Affiliate of Fargo except for transactions in the ordinary course of business in accordance with past practice upon commercially reasonable terms; (2) sell, lease, transfer or assign any of its assets, tangible or intangible, other than for a fair consideration in the ordinary course of business in accordance with past practice and other than the disposition of obsolete or unusable property; (3) grant any license or sublicense of any rights under, or with respect to, any Intangible Assets, other than in the ordinary course of business, or (4) make any loan to, or enter into any other transaction with, any of its Affiliates, directors, officers and employees (other than compensation, benefits and expense reimbursement for employees in the ordinary course of business);

    (c) not (1) enter into or modify any Contract (A) involving more than $100,000 (other than purchase and sales orders in the ordinary course of business in accordance with past practice) or (B) outside the ordinary course of business, without the consent of Zebra (which consent shall not be unreasonably withheld); (2) make any individual capital expenditure (or series of related capital expenditures) (A) involving more than $150,000 (unless such expenditure is identified in the current business plan of Fargo as provided to Zebra or (B) outside the ordinary course of business, without the consent of Zebra (which consent shall not be unreasonably withheld); or (3) cancel, compromise, waive or release any right or claim (or series of related rights and claims) not covered by the reserves or accruals relating to such claim on Fargo's unaudited balance sheets as of June 30, 2001, which Fargo has made available to Zebra, (A) involving more than $100,000 or (B) outside the ordinary course of business, without the consent of Zebra (which consent shall not be unreasonably withheld); provided, however, that the restrictions contained in this section (c) shall expire upon the Parties' receipt of a "second request" for information from the Federal Trade Commission or the Antitrust Division of the Department of Justice under the HSR Act;

    (d) use, operate, maintain and repair all of its assets and properties in a normal business manner consistent with its past practices;

    (e) use commercially reasonable efforts to preserve in all material respects its business organization intact, to retain the services of its employees, subject to changes in the ordinary course, and to conduct business with distributors, resellers, suppliers, customers, creditors and others having business relationships with Fargo in the best interests of Fargo;

    (f)  not knowingly do any act or knowingly omit to do any act or, to the extent within Fargo's reasonable control, knowingly permit any act or omission to act, which will cause a breach of any of its Contracts that would have a Material Adverse Effect on Fargo;

    (g) use reasonable efforts to maintain all of its material Existing Insurance Policies (or policies substantially equivalent thereto) in full force and effect;

    (h) not (1) except as required by any Contract to which Fargo is a party or in a manner consistent with past practice, grant any increase in the rate of pay of any of its employees; (2) institute or amend any Employee Benefit Plan unless required by Law; (3) enter into or modify any written employment agreement with any Person; or (4) except for commissions, and regularly scheduled payments under Fargo's Success Sharing Plan, as in effect on the date of the Acquisition Agreement, in a manner consistent with past practice, pay or accrue any bonus or incentive compensation to any Person;

    (i)  other than in the ordinary course of business or under Fargo's existing line of credit, as in effect on the date of the Acquisition Agreement, not create, incur or assume any Indebtedness or make any Investment;

    (j)  not amend its Certificate of Incorporation or Bylaws;

    (k) not (1) issue any additional shares of stock of any class (except pursuant to its Existing Options outstanding on the date of the Acquisition Agreement) or grant any warrants, options or rights to subscribe for or acquire any additional shares of stock of any class, except that Fargo may grant additional options under its 1998 Stock Option and Grant Plan, as in effect on the date of the Acquisition Agreement, to employees who are hired by Fargo after such date, provided that no such option shall vest or become exercisable prior to the first anniversary of the date of its grant, which shall not accelerate as a result of the Offer, the Merger or the other transactions contemplated by the Acquisition Agreement, or otherwise on or prior to the Effective Time, and provided further that no such employee shall receive, in the aggregate, options to purchase more than 5,000 shares of Fargo Common Stock; (2) declare or pay any dividend or make any capital, surplus or other distributions (other than normal salaries) of any nature to its stockholders; or (3) directly or indirectly redeem, purchase or otherwise acquire, recapitalize or reclassify any of its capital stock or liquidate in whole or in part;

    (l)  timely and properly file, or timely and properly file requests for extensions to file, all Federal, state, local and foreign tax returns which are required to be filed, and pay or make provision for the payment of all Taxes owed by it;

    (m) not knowingly do any act or omit to do any act that would result in a breach of any representation, warranty, or covenant of Fargo set forth in the Acquisition Agreement; and

    (n) not enter into any agreement, arrangement or understanding with respect to any of the foregoing.

  Regulatory and Other Approvals.

    (a) Section 7.7 of the Acquisition Agreement provides that, subject to the terms and conditions below outlined, Fargo and Zebra will (1) take all reasonable steps necessary or desirable, and proceed diligently and in good faith and use all reasonable efforts to obtain all approvals required by any Contract to consummate the transactions contemplated by the Acquisition Agreement, (2) cooperate with each other in obtaining all approvals, authorizations, and clearances of Governmental Entities required of Fargo or Zebra to permit Fargo and Zebra to consummate the transactions contemplated by the Acquisition Agreement, and (3) provide such other information and communications to such Governmental Entities as such authorities may reasonably request.

    (b) Fargo and Zebra will (1) take all reasonable actions necessary to file as soon as practicable, but in no event later than three Business Days after the execution of the Acquisition Agreement, notifications under the HSR Act and (2) comply at the earliest practicable date with any request for additional information received from the Federal Trade Commission or Antitrust Division of the Department of Justice pursuant to the HSR Act.

    (c) Fargo and Zebra shall use their respective best efforts to resolve such objections, if any, as may be asserted by any governmental or regulatory authority with respect to the transactions contemplated by the Acquisition Agreement under the HSR Act. In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by the Acquisition Agreement as violative of any Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, each of Zebra and Fargo shall cooperate and use their respective best efforts vigorously to contest and resist any such action or proceedings and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of any such transaction. Each of Zebra and Fargo shall use their respective best efforts to take such action as may be required to cause the expiration of the applicable waiting periods under the HSR Act with respect to such transactions as promptly as possible after the date of the Acquisition Agreement (other than requesting early termination of such waiting periods).

    (d) Fargo and Zebra shall, except to the extent impermissible under, or inconsistent with, applicable Law, (i) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of material oral communications, advise the other orally of), any communications from or with any Governmental Entity with respect to the Offer, the Merger or any of the other transactions contemplated by the Acquisition Agreement, (ii) permit the other party to review and discuss in advance, and consider in good faith the views of one another in connection with, any proposed written (or any material proposed oral) communication with any Governmental Entity, (iii) not participate in any meeting with any Governmental Entity unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the reasonable opportunity to attend and participate at any such meeting, (iv) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any Governmental Entity with respect to the Acquisition Agreement, the Offer and the Merger, and (v) furnish the other party with such necessary information and reasonable assistance as such other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any Governmental Entity. Fargo and Zebra may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this section (d) as "outside counsel only." Such materials, and the information contained therein, shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Fargo or Zebra, as the case may be) or such source's legal counsel.

  No Solicitation.

    (a) From and after the date of the Acquisition Agreement until the earlier of the termination of the Acquisition Agreement or the Effective Time, Fargo will not, and will not permit its directors, officers, or investment bankers to, and will use its reasonable efforts to cause its employees, representatives and other agents not to, directly or indirectly, (1) solicit, initiate, or encourage any Acquisition Proposals, (2) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity in connection with, any Acquisition Proposal, or (3) agree to, approve, recommend or otherwise endorse or support any Acquisition Proposal. As used herein, the term "Acquisition Proposal" shall mean any proposal relating to a possible (1) merger, consolidation or similar transaction involving Fargo, (2) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of Fargo representing, in the aggregate, fifty percent (50%) or more of the assets of Fargo on a consolidated basis, (3) issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing fifty percent (50%) or more of the votes attached to the outstanding securities of Fargo, (4) liquidation, dissolution, or other similar type of transaction with respect to Fargo, or (5) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term "Acquisition Proposal" shall not include the Offer, the Merger and the transactions contemplated by the Acquisition Agreement. Fargo will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

    (b) Notwithstanding the above provisions, nothing contained in the Acquisition Agreement will prevent Fargo or the Fargo Board, directly or through representatives or agents on behalf of the Fargo Board, from (1) furnishing non-public information to, or entering into discussions or negotiations with, any Person in connection with an unsolicited bona fide Acquisition Proposal by such Person, if (A) such Acquisition Proposal would, if consummated, result in a transaction that, in the reasonable good faith judgment of the Fargo Board, after consultation with its financial advisors and outside legal counsel, is a Superior Proposal (as defined below), (B) such action, in the reasonable good faith judgment of the Fargo Board after consultation with Fargo's outside legal counsel is necessary to comply with the fiduciary duties of the Fargo Board to Fargo's stockholders under the DGCL and (C) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such Person, the Fargo Board receives from such Person an executed confidentiality agreement with customary confidentiality provisions, or (2) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or other applicable law with regard to an Acquisition Proposal. Fargo agrees to promptly, and in any event within one day, advise Zebra of (x) the existence of any inquiries or proposals (or desire to make a proposal) received by (or indicated to) it after the date of the Acquisition Agreement, any such information requested from, or any negotiations or discussions sought to be initiated or continued with, Fargo, its Affiliates, or any of the respective directors, officers, employees, agents or representatives of the foregoing, in each case from a Person (other than Zebra and its representatives) with respect to an Acquisition Proposal, and (y) the material terms thereof or provided by Fargo to such Person and will provide to Zebra copies of any written material received by Fargo or provided by Fargo to such Person in connection with such inquiry or proposal. In addition, Fargo will notify Zebra of the identify of such Person immediately upon the earlier of receipt of a formal proposal from, or Fargo's execution of a confidentiality agreement with such Person. If Fargo engages in discussions or negotiations with respect to any such Acquisition Proposal thereafter in accordance with clause (x) above, Fargo shall keep Zebra and Merger Sub informed as to such discussions and negotiations and the material terms being discussed or negotiated and will provide Zebra copies of any written materials used in connection with such discussions and negotiations. "Superior Proposal" means any unsolicited, bona fide, written Acquisition Proposal which the Fargo Board concludes in good faith (after receipt of the advice of its financial advisor and outside legal counsel), taking into account all legal, financial, regulatory, fiduciary and other aspects of the proposal, including without limitation the need to obtain any necessary financing, and the Person making such proposal, (i) would, if consummated, result in a transaction that is more favorable to Fargo's stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by the Acquisition Agreement and (ii) is reasonably capable of being financed and completed.

    (c) In the event Fargo receives a Superior Proposal prior to the approval of the Acquisition Agreement and the Merger by Fargo's stockholders at Fargo's Special Meeting, nothing contained in the Acquisition Agreement shall prevent the Fargo Board from accepting or approving such Superior Proposal, or recommending such Superior Proposal to Fargo's stockholders, if the Fargo Board (i) reasonably determines in good faith, based upon the advice of Fargo's outside corporate counsel, that the failure to take such action may constitute a breach of the fiduciary duties of the Fargo Board to Fargo's stockholders under the DGCL, (ii) provides Zebra with at least two (2) Business Days prior written notice of its intention to do so, (iii) causes its financial and legal advisors to afford Zebra the opportunity to match the Superior Proposal and to negotiate with Zebra to make other adjustments in the terms and conditions of the Acquisition Agreement as would enable Fargo to proceed with the transaction described therein on such adjusted terms and (iv) has not received from Zebra, within the two (2) Business Day notice period described in (ii) above, an offer that the Fargo Board determines, in good faith after consultation with its financial advisors matches or exceeds the Superior Proposal, in such case, the Fargo Board may amend, withhold or withdraw its recommendation of the Offer or the Merger. Notwithstanding the foregoing, the Acquisition Agreement shall remain in full force and effect unless the Acquisition Agreement is otherwise terminated in accordance with Article 9 thereof.

    (d) Certain Benefit Plans. Except as otherwise provided in Section 4.4 of the Acquisition Agreement, Zebra agrees that Fargo will assume and honor and, from and after the Effective Time, it will cause the Surviving Corporation to assume and honor all obligations under Employee Benefit Plans of Fargo and all employment, change-in-control, retention, severance and other similar agreements entered into by Fargo prior to the date of the Acquisition Agreement, including those which provide for the payment, vesting or acceleration of benefits to employees, former employees or directors or former directors of Fargo upon or in connection with a change in control of Fargo; provided, however, that nothing in the Acquisition Agreement shall be interpreted as limiting the power of Zebra or the Surviving Corporation to amend or terminate any such Employee Benefit Plan or as requiring Zebra or the Surviving Corporation to offer to continue (other than as required by its terms) any written employment contract so long as any such action shall not adversely affect the accrued rights or accrued benefits of any employees or other beneficiaries which shall have arisen thereunder prior to such amendment or termination and shall not affect any rights or benefits for which the agreement of the other party or a beneficiary is required as a condition to any such amendment or termination. Zebra or the Surviving Corporation shall offer to each employee of Fargo who remains an employee of the Surviving Corporation or who becomes an employee of Zebra after the Effective Time (a "Continuing Employee") participation in employee benefit plans of Zebra as deemed appropriate by Zebra. Zebra will, or will cause the Surviving Corporation or another appropriate Subsidiary of Zebra to, give Continuing Employees full credit under such plans for prior service at Fargo for purposes of eligibility, vesting, benefit accrual, and determination of the level of benefits for prior service at Fargo or any corporate predecessor of Fargo.

  Indemnification.

      (a) Section 7.12(a) of the Acquisition Agreement provides that, from and after the date of the Acquisition Agreement through and including the Effective Time (without regard to the termination of the Acquisition Agreement), neither Zebra nor Fargo will take any action, nor permit any action to be taken, which would change or amend the provisions of the Certificate of Incorporation or the Bylaws of Fargo in effect on the date of the Acquisition Agreement relating to limitation of liability or indemnification inconsistent with its obligations under Section 7.12(b) of the Acquisition Agreement or eliminate or make any modification in Fargo's existing directors' and officers' insurance inconsistent with its obligations under Section 7.12(c) of the Acquisition Agreement. Zebra agrees that from and after the Effective Time all rights to indemnification now existing in favor of individuals who at or prior to the Effective Time were directors or officers of Fargo as set forth in the Certificate of Incorporation or the Bylaws of Fargo shall survive the Merger with respect to matters existing or occurring at or prior to the Effective Time and shall continue in full force and effect for a period of six (6) years following the Effective Time.

      (b) Section 7.12(b) of the Acquisition Agreement provides that Fargo shall, and from and after the Effective Time, the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Acquisition Agreement or who becomes prior to the Effective Time, an officer or director of Fargo (each individually an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the Indemnifying Party as a result of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was a director or officer of Fargo or out of or in connection with activities in such capacity, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based on, or arising out of, or pertaining to the Acquisition Agreement or the transactions contemplated thereby, in each case to the full extent a corporation is permitted under the DGCL to indemnify any such person and, without limiting the generality or effect of the foregoing, to the fullest extent provided in the Certificate of Incorporation or the Bylaws of Fargo or any indemnification agreement between Fargo and such person as in effect on the date of the Acquisition Agreement. Zebra will cause the Surviving Corporation to pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted by law and, without limiting the generality or effect of the foregoing, to the fullest extent provided in the respective Certificate of Incorporation or Bylaws of Fargo or any indemnification agreement between Fargo and such Indemnified Party as in effect on the date of the Acquisition Agreement, subject to receipt by Fargo of an undertaking by or on behalf of such officer or director contemplated by the DGCL. Without limiting the generality or effect of the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time) and, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, there is a conflict on any significant issue between the position of Fargo and an Indemnified Party or different defenses may reasonably be expected to exist, the Indemnified Parties may retain counsel, which counsel shall be reasonably satisfactory to Fargo (or the Surviving Corporation after the Effective Time), and Fargo shall (or after the Effective Time, Zebra will cause the Surviving Corporation to) pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, provided, however that (1) Zebra or the Surviving Corporation shall have the right, from and after the Effective Time, to assume the defense thereof (which right shall not affect the right of the Indemnified Parties to be reimbursed for separate counsel as specified in the preceding sentence), (2) Fargo and the Indemnified Parties will cooperate in the defense of any such matter and (3) neither Zebra, Fargo nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification under Section 7.12 of the Acquisition Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify both Zebra and Fargo (or, after the Effective Time, the Surviving Corporation) (but the failure to so notify shall not relieve a party from any liability which it may have under Section 7.12 of the Acquisition Agreement except and only to the extent such failure materially prejudices such party). The Indemnified Parties as a group may not retain more than one counsel to represent them with respect to each such matter unless there is, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two (2) or more Indemnified Parties or unless different defenses may reasonably be expected to exist. Fargo, Zebra and Merger Sub agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six (6) years from the Effective

  Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

      (c) Section 7.12(c) of the Acquisition Agreement provides that, no later than the Effective Time, Fargo and the Surviving Corporation shall purchase tail coverage for not less than six (6) years from the Effective Time under the current policies of the directors' and officers' liability insurance maintained by Fargo; provided, however, that the Surviving Corporation may purchase substitute tail coverage policies of at least the same coverage amounts and which contain terms and conditions not less advantageous to the beneficiaries of the current policies and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; provided, further, that the Surviving Corporation shall not be required to pay an aggregate premium in excess of one thousand, two hundred percent (1200%) of the last annual premium paid by Fargo prior to the date hereof ("Maximum Premium"); and provided, further, that if the Surviving Corporation is unable to obtain insurance required by Section 7.12 of the Acquisition Agreement for the Maximum Premium, it shall obtain as much comparable insurance as is possible for an aggregate premium equal to the Maximum Premium.

      (d) Zebra irrevocably and unconditionally guarantees the payment and performance obligations of the Surviving Corporation under Section 7.12 of the Acquisition Agreement.

      (e) The indemnification obligations under Section 7.12 of the Acquisition Agreement shall survive the consummation of the Merger at the Effective Time, is intended to benefit Fargo, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of Zebra and the Surviving Corporation and shall be enforceable by the Indemnified Parties.

    Reasonable Best Efforts.  So long as the Acquisition Agreement has not been terminated, Fargo, Zebra and Merger Sub shall: (1) promptly make their respective filings (including filings required pursuant to the Exchange Act), obtain waivers, consents, permits and approvals, and thereafter make any other submissions required under all applicable Laws in order to consummate the Merger and the other transactions contemplated by the Acquisition Agreement and (2) use their respective reasonable best efforts to promptly take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate the Merger and the other transactions contemplated by the Acquisition Agreement.

    Termination.  Section 9.1 of the Acquisition Agreement provides that the Acquisition Agreement may be terminated and the Offer, the Merger and transactions contemplated by the Acquisition Agreement may be abandoned at any time prior to the Effective Time (whether before or after the approval of the Acquisition Agreement by Fargo's stockholders), as follows:

      (a) by mutual written consent of Fargo and Zebra;

      (b) by either Zebra or Fargo:

         (i) if the Consummation of the Offer does not occur on or before November 15, 2001 (provided that, if the consummation of the Offer shall not have occurred by such date due to the applicable waiting periods under the HSR Act not having expired or been terminated, then such date shall be extended to December 31, 2002), unless such failure is the result of a breach of the Acquisition Agreement by the party seeking to terminate the Acquisition Agreement;

        (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their respective best efforts to lift) which permanently restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided that the party seeking to terminate the

    Acquisition Agreement pursuant to this subsection has fully complied with and performed its obligations pursuant to Section 7.7 of the Acquisition Agreement;

        (iii) if there shall be any Law enacted, promulgated or issued and deemed applicable to the Offer or the Merger by any Governmental Entity which would make consummation of the Offer or the Merger illegal; or

        (iv) if the Offer terminates or expires in accordance with its terms as the result of the failure of any of the Offer Conditions without Merger Sub having purchased any Shares pursuant to the Offer; provided, however, that the right to terminate the Acquisition Agreement pursuant to this subsection shall not be available to any party whose breach of the Acquisition Agreement or failure to fulfill any of its obligations under the Acquisition Agreement results in the failure of any such condition.

      (c) by Fargo:

         (i) if Zebra or Merger Sub shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Acquisition Agreement, which breach (A) cannot be or has not been cured, in all material respects, within twenty (20) business days after the giving of written notice to Zebra or Merger Sub, as applicable, and (B) would result in the failure to satisfy an Offer Condition;

        (ii) if the Parties (A) have received a "second request" for information from the Federal Trade Commission or the Antitrust Division of the Department of Justice under the HSR Act and (B) clearance has not been obtained from such agency and the applicable waiting period has not terminated or expired within sixty (60) days after receipt of such second request, unless such failure is the result of a breach of the Acquisition Agreement by Fargo; provided that Fargo's right to terminate the Acquisition Agreement under this provision shall expire at Midnight on the fifth (5th) business day after such sixtieth (60th) day;

        (iii) if the Board (i) determines that an Acquisition Proposal constitutes a Superior Proposal and the Board believes (after consulting with outside corporate counsel) that terminating the Acquisition Agreement and entering into an agreement to effect the Superior Proposal is necessary to comply with its fiduciary duties and (ii) complies with the provisions of Section 7.8 of the Acquisition Agreement, including affording Zebra an opportunity to match the Superior Proposal; or

        (iv) if the Offer has not been timely commenced as required by the Acquisition Agreement.

      (d) by Zebra:

         (i) if Fargo shall have breached any representation, warranty, covenant or other agreement contained in the Acquisition Agreement, except for any such breach which (A) can be and is cured, in all material respects, within twenty (20) business days after the giving of written notice to Fargo or (B) without regard to any qualification or reference to materiality or Material Adverse Effect set forth in any representation and warranty, has not had and would not have, individually or in the aggregate with any other such breaches, a Material Adverse Effect; or

        (ii) the Board (A) withholds or withdraws or modifies in a manner adverse to Zebra or Merger Sub its recommendation of the Offer, the Merger or the Acquisition Agreement, or (B) shall have approved a Superior Proposal.

  Termination Fees.

      (a) Fargo shall pay Zebra a termination fee if the Acquisition Agreement is terminated as follows:

         (i) If the Acquisition Agreement is terminated pursuant to Section 9.1(d)(1) thereof as a result of a breach of Section 7.8 thereof and Fargo enters into an agreement to effect a Superior Proposal within twelve months after such termination, Fargo shall pay Zebra a fee of $5,600,000 promptly, and any event within five business days, following execution of such agreement.

        (ii) If the Acquisition Agreement is terminated pursuant to Section 9.1(c)(3) or 9.1(d)(2) thereof, Fargo shall (1) pay Zebra a fee of $5,600,000 promptly, and in any event within five business days, following termination of the Acquisition Agreement.

    Furthermore, if the Acquisition Agreement is terminated pursuant to Section 9.1(d)(1) thereof as a result of a breach of Section 7.8 thereof or is terminated pursuant to Section 9.1(c)(3) or 9.1(d)(2) thereof, Fargo shall promptly, and in any event within five business days, following such termination, reimburse Zebra for all reasonable out-of-pocket expenses of Zebra (including the fees and expenses of its legal and financial advisors) related in any manner to the Acquisition Agreement or the transactions contemplated thereby and incurred by Zebra on or after December 8, 2000.

      (b) Zebra shall pay Fargo a fee of $3,100,000 if the Acquisition Agreement is terminated pursuant to Section 9.1(c)(1) thereof.

Stockholder Agreements

    In connection with the execution of the Acquisition Agreement, Zebra has entered into Stockholder Agreements, each dated as of July 31, 2001 (the "Stockholder Agreements"), with each of several entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc. and each of the executive officers and directors of Fargo (collectively, the "Principal Stockholders"), pursuant to which each of the Principal Stockholders has agreed to tender, pursuant to and in accordance with the terms of the Offer, its, his or her Shares beneficially owned by it, him or her. In addition, each Principal Stockholder has agreed, at every Fargo stockholders meeting and on every action or approval by written consent instead of a meeting, to cause his, her or its Shares to be voted (i) in favor of approval of the Acquisition Agreement, the Offer and the Merger, (ii) against any action or agreement that would result in the breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Fargo under the Acquisition Agreement and (iii) against the following actions: (A) any Acquisition Proposal (as defined in the Acquisition Agreement) or any extraordinary corporate transaction or (B)(1) any change in a majority of the persons who constitute the Fargo Board, (2) any change in the capitalization of Fargo or amendment to Fargo's Certificate of Incorporation or Bylaws, (3) any material change in Fargo's corporate structure or business or (4) any other action intended, or that could reasonably be expected to frustrate the purposes of, or prevent or delay the consummation of the Offer, the Merger or any of the transactions contemplated by the Stockholder Agreements or the Acquisition Agreement. The Principal Stockholders are not restricted as to how they may vote their Shares on all other matters. The Stockholder Agreements terminate upon the earlier of (i) the termination of the Acquisition Agreement or (ii) the Effective Time. As part of the Stockholder Agreements, each Principal Stockholder delivered an irrevocable proxy to Zebra granting it the right to vote his, her or its Shares in the manner similar to the obligations of such Principal Stockholder under the Stockholder Agreements described above if such Principal Stockholder does not so vote his, her or its shares.

    Under the Stockholder Agreements entered into by the affiliates of each of TA Associates, Inc. (collectively, "TA") and St. Paul Venture Capital, Inc. (collectively, "St. Paul"), if a termination fee becomes payable by Fargo pursuant to the Acquisition Agreement and, in any such case a transaction contemplated by a Superior Proposal is consummated within twelve (12) months after such termination, each of TA and St. Paul must pay Zebra an amount in cash equal to fifty percent (50%) of the excess of (A) the product of (x)(i) the gross amount of any cash, plus the fair market value of any other consideration, received by it for each of its Shares in such transaction, minus (ii) $7.25 and (y) the number of its Shares held of record or beneficially owned by it at the time the consideration is paid, over (B) the amount of any expenses (which shall not include any taxes) incurred by it directly in connection with such transaction. On July 31, 2001, the Principal Stockholders owned 5,253,350 Shares, constituting approximately 44.68% of the then outstanding Shares.

    The Principal Stockholders include all of the following directors and executive officers of Fargo: Michael C. Child, Everett V. Cox, William H. Gibbs, Gary R. Holland, Kent O. Lillemoe, Elaine A. Pullen, Scott Ackerman, Mark Andersen, Kathleen Phillips, Thomas Platner, Paul Stephenson, Jeffrey D. Upin and the following other stockholders of Fargo: TA/Advent VIII L.P., Advent Atlantic and Pacific, TA Executives Fund LLC, TA Investors LLC, St. Paul Venture Capital IV LLC, and St. Paul Venture Capital Affiliates I LLC.

12. PURPOSE OF THE OFFER AND THE ACQUISITION; PLANS FOR FARGO.

    Purpose of the Offer and the Acquisition.  The purpose of the Offer and the Merger is for Zebra to acquire the entire equity interest in Fargo. Through the Offer, Merger Sub intends to acquire control of, and a majority equity interest in, Fargo. Following the completion of the Offer, Merger Sub intends to acquire any outstanding Shares not owned by Merger Sub by consummating the Merger. Upon consummation of the Merger, Fargo will become a wholly-owned subsidiary of Zebra.

    Under the DGCL, the merger of Merger Sub into Fargo requires the approval of the Fargo Board and, unless the Merger is consummated pursuant to Section 253 of the DGCL described below, the affirmative vote of a majority of the holders of the then outstanding Shares. The Fargo Board has approved the transactions contemplated by the Acquisition Agreement, including the Offer and the Merger, and, unless the Merger is consummated pursuant to the short form merger provisions of the DGCL described below, the only remaining required corporate action necessary to consummate the Merger of Merger Sub into Fargo would be the approval of the Merger by the affirmative vote of the holders of a majority of the then outstanding Shares. If the Minimum Condition is satisfied, Merger Sub will have sufficient voting power to cause the adoption of the Acquisition Agreement by the requisite vote of stockholders of Fargo without the affirmative vote of any other stockholder.

    Under Section 253 of the DGCL relating to the merger of a subsidiary into its parent, if Merger Sub acquires at least ninety percent (90%) of the outstanding Shares, Merger Sub will be able to effect the Merger of Merger Sub into Fargo without a vote of Fargo's stockholders. If Merger Sub is unable to satisfy the requirements for such a merger without a stockholder vote, a longer period of time may be required to effect the Merger because a vote of Fargo's stockholders would be required under the DGCL.

    Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of Fargo who have not tendered their Shares or, if applicable, voted in favor of the Merger, will have the right under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and to obtain payment in cash for the fair value of their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares (excluding any appreciation or depreciation arising from the accomplishment or anticipation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, a Delaware court would be required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset value and earning capacity. The value so determined in any appraisal proceeding could be higher or lower than the Offer Price. The foregoing summary of the rights of dissenting holders of Shares under the DGCL does not purport to be a complete statement of the procedures to be followed by holders of Shares desiring to exercise any appraisal rights under Delaware law.

    Plans For Fargo.  Pursuant to the terms of the Acquisition Agreement, promptly upon the purchase of and payment for any Shares by Merger Sub pursuant to the Offer, Zebra currently intends to seek maximum representation on the Fargo Board, subject to the requirement in the Acquisition Agreement regarding the presence of at least two Independent Directors on the Fargo Board of Directors until the Effective Time. Immediately following the Merger, the directors of Merger Sub and the officers of Fargo will be the directors and officers of the Surviving Corporation.

    Upon acquiring control of Fargo, Zebra intends to continue its review and evaluation of Fargo and its assets, businesses, corporate structure, capitalization, operations, properties, policies, management and personnel, with a view towards determining how to optimally realize any potential benefits which arise from the relationship of the operations of Fargo with those of other business units of Zebra. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and the Merger. If, as and to the extent that Zebra acquires control of Fargo, it will complete such evaluation and review of Fargo and will determine what, if any, changes would be desirable in light of the circumstances which then exist. Such changes could include, among other things, restructuring Fargo through changes in its business, corporate structure or management or could involve consolidating, reorganizing and streamlining certain operations. After Zebra concludes its review of the Company, it is possible that Zebra might modify some of its current plans. Except as described above or elsewhere in this Offer to Purchase, Zebra has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Fargo (such as a merger, reorganization, liquidation, sale or other transfer of a material amount of assets), or any other material change in Fargo's capitalization, corporate structure or business.

13. CERTAIN EFFECTS OF THE OFFER.

    Effect on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly. Consequently, depending upon the number of Shares purchased and the number of remaining holders of Shares, the purchase of Shares pursuant to the Offer may adversely affect the liquidity and market value of the remaining Shares held by the public. It cannot be predicted whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

    Stock Quotations.  The Shares are currently listed and traded on Nasdaq, which constitutes the principal trading market for the Shares. Depending upon the aggregate market value and the number of Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on Nasdaq. Furthermore, the Shares will not be eligible for continued listing on Nasdaq if the registration of the Shares under the Exchange Act terminates as described below. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements for continued listing on Nasdaq, the market for the Shares could be adversely affected. In the event the Shares are no longer eligible for listing on Nasdaq, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act and other factors. Zebra and Merger Sub intend to cause Fargo to delist the Shares from Nasdaq as soon as possible after consummation of the Offer.

    Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Fargo to the SEC if such Shares are not listed on a national securities exchange and there are fewer than three hundred (300) holders of record of the Shares. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Fargo to its stockholders and to the SEC, and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders meetings and the related requirement of an annual report to stockholders, and the requirements of Rule 13e-3 with respect to going private transactions, no longer applicable with respect to the Shares or to Fargo. Furthermore, if registration of the Shares under the Exchange Act were terminated, the ability of "affiliates" of Fargo and persons holding "restricted securities" of Fargo to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If the Shares were no longer registered under the Exchange Act, the Shares would no longer be eligible for Nasdaq listing. Zebra and Merger Sub intend to cause Fargo to make an application for termination of registration of the Shares as soon as possible after consummation of the Offer if the Shares are then eligible for such termination. If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from Nasdaq and the registration of the Shares under the Exchange Act will be terminated following consummation of the Merger.

    Margin Securities.  The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") which has the effect, among other things, of allowing brokers to extend credit on such Shares as collateral. Depending on factors similar to those described above regarding listing and market quotations, following the Offer it is possible the Shares would no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and therefore could no longer be used as collateral for loans made by brokers. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities."

14. DIVIDENDS AND DISTRIBUTIONS.

    As discussed in Section 11, pursuant to the Acquisition Agreement, Fargo has agreed not to (1) issue any additional shares of stock of any class (except pursuant to its Existing Options outstanding on the date of the Acquisition Agreement) or grant any warrants, options or rights to subscribe for or acquire any additional shares of stock of any class, except that Fargo may grant additional options under its 1998 Stock Option and Grant Plan, as described in the "Interim Operations" subsection of Section 11 ; (2) declare or pay any dividend or make any capital, surplus or other distributions (other than normal salaries) of any nature to its stockholders; or (3) directly or indirectly redeem, purchase or otherwise acquire, recapitalize or reclassify any of its capital stock or liquidate in whole or in part.

15. CERTAIN CONDITIONS OF THE OFFER.

    Notwithstanding any other term of the Offer, but subject, in all cases, to Zebra's and Merger Sub's obligations set forth under the Acquisition Agreement, including, without limitation, under Section 2.1 of the Acquisition Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the 1934 Act (relating to Merger Sub's obligation to promptly pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Condition shall have been satisfied and (ii) any waiting periods under the HSR Act applicable to the Offer shall have expired or been terminated prior to the expiration of the Offer. Furthermore, notwithstanding any other term of the Offer, but subject, in all cases, to Zebra's and Merger Sub's obligations set forth in the Acquisition Agreement, including, without limitation, under Section 2.1 of the Acquisition Agreement, Merger Sub shall not be required to accept for payment or, to pay for any

Shares not theretofore accepted for payment or paid for, and may terminate the Offer at any time if, at any time on or after the date of the Acquisition Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of Zebra or any of its subsidiaries that constitutes a breach of the Acquisition Agreement):

      (a) there shall have occurred any (1) general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, Inc. in excess of one day; (2) declaration of a banking moratorium or suspension of payments in respect of banks in the United States or any general limitation by United States Federal or state authorities (whether or not mandatory) on the extension of credit by lending institutions, which limitation materially affects Merger Sub's ability to pay for the Shares; or (3) commencement of a war, armed hostilities or other national calamity involving the United States;

      (b) (i) any of the representations and warranties of Fargo contained in the Acquisition Agreement, without regard to any qualification or reference to materiality or Material Adverse Effect, set forth therein, shall not be true and correct, in each case as of the date referred to in any representation or warranty which addresses matters as of a particular date or, as to all other representations and warranties, as of the date of the Acquisition Agreement and as of the expiration of the Offer, except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not have, a Material Adverse Effect on Fargo, or (ii) Fargo shall have failed to perform or comply with, in all material respects, any of its obligations, covenants and agreements under the Acquisition Agreement;

      (c) any order shall have been entered in any action or proceeding before any Federal or state court or any Governmental Entity or a preliminary or permanent injunction by any Federal or state court of competent jurisdiction by any Federal or state court of competent jurisdiction in the United States shall have been issued and remain in effect, which would have the effect of (1) making the purchase of, or payment for, some or all of the Shares pursuant to the Offer or the Merger illegal, (2) otherwise preventing consummation of the Offer or the Merger, or (3) materially and adversely affecting the ability of Merger Sub or Zebra effectively (A) to acquire, hold or operate the business of Fargo or (B) to exercise full rights of ownership of the Shares acquired by it, including but not limited to, the right to vote the Shares purchased by it on all matters properly presented to its stockholders, which, in either case, would effect a material diminution in the value of Fargo or the Shares;

      (d) there shall have been any Federal or state statute, rule or regulation enacted or promulgated on or after the date of the Offer that would result in any of the consequences referred to in clauses (1), (2) or (3) of paragraph (c);

      (e) a tender or exchange offer for any capital stock of Fargo shall have been made or publicly proposed to be made by another person, or it shall have been publicly disclosed or Merger Sub shall have learned that (1) any person, entity or "group" (as the term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, more than twenty percent (20%) of any class or series of capital stock of Fargo, or shall have been granted any option or right, conditional or otherwise, to acquire more than twenty percent (20%) of any class or series of capital stock of Fargo, (2) any new group shall have been formed which beneficially owns more than twenty percent (20%) of any class or series of capital stock of Fargo, (3) any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for any capital stock of Fargo or a merger, consolidation or other business combination with or involving Fargo or (4) any person shall have filed a Notification and Report Form under the HSR Act reflecting an intent to acquire Fargo or assets or securities of Fargo;

      (f)  there shall have occurred any events or state of circumstances after the date of the Acquisition Agreement which, either individually or in the aggregate, would have a Material Adverse Effect on Fargo;

      (g) the Acquisition Agreement shall have been terminated in accordance with its terms; or

      (h) Zebra or Merger Sub shall have reached an agreement or understanding in writing with Fargo providing for termination of the Offer.

    The foregoing conditions are for the sole benefit of Zebra and Merger Sub and may be waived by Merger Sub in whole or in part at any time and from time to time in its sole discretion.

16. CERTAIN LEGAL MATTERS.

    General.  Except as described in this Section 16, based on a review of publicly available filings by Fargo with the SEC and other publicly available information concerning Fargo, neither Zebra nor Merger Sub is aware of any license or regulatory permit that appears to be material to the business of Fargo and that might be adversely affected by Merger Sub's acquisition of Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by Merger Sub pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, except as described below under "State Takeover Laws." While Merger Sub does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to Fargo's business or that certain parts of Fargo's business would not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Merger Sub may decline to accept for payment or pay for any Shares tendered. See Section 15.

    State Takeover Laws.  Fargo is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware General Corporation Law ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire fifteen percent (15%) or more of the outstanding voting stock of a corporation) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three (3) years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the Board of Directors of such corporation prior to such date. On July 31, 2001, prior to the execution of the Acquisition Agreement and the Stockholder Agreements, the Fargo Board by unanimous vote approved the Acquisition Agreement and the Stockholder Agreements. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

    The Minnesota Takeover Disclosure Law, Minnesota Statutes, Sections 80B.01-80B.13 (the "Takeover Disclosure Statute"), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the "Commissioner") with respect to any offer for a corporation, such as Fargo, that has its principal place of business in Minnesota and a certain number of stockholders resident in Minnesota. Merger Sub will file a registration statement with the Commissioner on August 3, 2000. Although the Commissioner does not approve or disapprove the Offer, he does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three (3) days of such filing if he determines that the registration statement does not (or the materials provided to beneficial owners of the Shares residing in Minnesota do not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within ten (10) days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the

Takeover Disclosure Statute, such action may have the effect of significantly delaying the Offer. In filing a registration statement under the Takeover Disclosure Statute, Merger Sub does not or concede that some or all of the provisions of the Takeover Disclosure Statute are applicable, valid, enforceable or constitutional. See Section 15 of this Offer to Purchase for certain conditions of the Offer, including conditions with respect to governmental actions.

    In addition, Fargo and certain of its subsidiaries conduct business in a number of states throughout the United States, some of which have adopted laws and regulations applicable to offers to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices and/or a principal place of business in such states. In EDGAR V. MITE CORP., the Supreme Court of the United States held that the Illinois Business Takeover Statute, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS CORP. V. DYNAMICS CORP. OF AMERICA, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of stockholders in and is incorporated under the laws of such state. Subsequently, in TLX ACQUISITION CORP. V. TELEX CORP., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in TYSON FOODS, INC. V. MCREYNOLDS, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

    Based on information supplied by Fargo and Fargo's representations in the Acquisition Agreement, neither Merger Sub nor Zebra believes that any state takeover statutes or regulations apply to the Offer or the Merger other than the Takeover Disclosure Statute. Merger Sub reserves the right to challenge the applicability or validity of any state law (including the Takeover Disclosure Statute) purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of that right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

    Antitrust in the United States.  Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

    Pursuant to the requirements of the HSR Act, Merger Sub and Fargo filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on August 1, 2001 and August 2, 2001, respectively. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, fifteen (15) days after such filing by Merger Sub. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Merger Sub. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth (10th) day after substantial compliance by Merger Sub with such request. Thereafter, such waiting period can be extended only by court order.

    Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or termination of the applicable waiting period under the HSR Act. See Section 15. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 3. If Merger Sub's acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances. See Section 1.

    The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Zebra or Fargo. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. Merger Sub does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 15 for certain conditions to the Offer, including conditions with respect to certain governmental actions and Section 11 for certain termination rights.

    Other Filings.  There is a possibility that filings may have to be made with other foreign governments under their merger notification statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, such filings will be made.

17. FEES AND EXPENSES.

    Zebra and Merger Sub have retained Mellon Investor Services LLC to be the Information Agent/Depositary in connection with the Offer. The Information Agent/Depositary may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

    Zebra and Merger Sub will pay reasonable and customary compensation for the respective services of the Information Agent/Depository in connection with the Offer, reimburse the Information Agent/Depository for reasonable out-of-pocket expenses, and indemnify the Information Agent/Depository against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

    Fargo has retained Raymond James to act as its sole financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Raymond James' engagement, Fargo has agreed to pay Raymond James the following amounts: (i) a retainer fee of $25,000 (which will be deducted from any amount due upon consummation of the transaction), (ii) $250,000 payable upon rendering an opinion as to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the holders of Shares and (iii) 0.25% of the total consideration received by Fargo stockholders in connection with the Transactions, or approximately $252,000, upon consummation of the transaction. Fargo also has agreed to reimburse Raymond James for reasonable out-of-pocket expenses, including the reasonable fees, disbursements and other charges of its legal counsel, and to indemnify Raymond James and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Raymond James' engagement.

    Zebra has engaged Piper Jaffray to act as Zebra's exclusive financial adviser in connection with the Offer. Zebra has agreed to (1) pay Piper Jaffray a transaction fee of $800,000 for its services as financial advisor to Zebra, (2) reimburse Piper Jaffray for its out-of-pocket expenses and (3) indemnify

Piper Jaffray against certain liabilities in connection with the Offer and the Merger, including certain liabilities under the federal securities laws.

    The Acquisition Agreement provides that all costs and expenses incurred in connection with the Offer and the Merger will be paid by the party incurring such costs and expenses, except in certain circumstances where Merger Sub or Fargo is required to reimburse the other party for its out-of-pocket expenses. The following table presents the estimated fees and expenses to be incurred in connection with the Offer and the Merger:

Dealer Manager Fees and Expenses	$300,000
Fargo Financial Advisor Fees and Expenses	502,000
Zebra Financial Advisor Fees and Expenses	820,000
Fargo Legal Fees and Expenses	200,000
Zebra Legal Fees and Expenses	250,000
Zebra Accounting Fees	50,000
Printing and Mailing	100,000
Summary Publication Expense	82,500
SEC Filing Fee	18,081
HSR Filing Fee	45,000
Depository Fees	25,000
Information Agent Fees and Expenses	10,500
Miscellaneous	21,919

Total	$2,425,000

    None of Zebra or Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. MISCELLANEOUS.

    The Offer is being made to all holders of Shares. Merger Sub is not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Merger Sub becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Merger Sub will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Merger Sub cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    No person has been authorized to give any information or make any representation on behalf of Zebra or Merger Sub not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

    Zebra and Merger Sub have filed with the SEC a Tender Offer Statement on Schedule TO, together with all exhibits thereto, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act (the "Exchange Act Rules"), furnishing certain additional information with respect to the Offer. In addition, Fargo has filed a Solicitation/Recommendation Statement on Schedule 14D-9, together with all exhibits thereto, pursuant to Rule 14d-9 of the Exchange Act Rules setting forth its recommendation with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the SEC in the manner set forth in Section 7 (except that they will not be available at the regional offices of the SEC).

Rushmore Acquisition Corp.
August 3, 2001

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS
AND EXECUTIVE OFFICERS OF ZEBRA AND MERGER SUB

    Directors and Executive Officers of Zebra.  The following table sets forth the name, present principal occupation or employment and material occupations, positions or employments for the past five (5) years of each director and executive officer of Zebra. Unless otherwise indicated, the current business address of each person is 333 Corporate Woods Parkway, Vernon Hills, Illinois 60061. Except as set forth below, each person listed below is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Gerhard Cless	Executive Vice President, Secretary and Director. Mr. Cless is a co-founder of Zebra and has been the Executive Vice President and Secretary of Zebra since June 1998. Mr. Cless served as Executive Vice President for Engineering and Technology of Zebra from February 1995 to June 1998, after having served as Senior Vice President since 1969. Mr. Cless served as Treasurer of Zebra until October 1991. Since 1969, he has been active with Zebra where he has directed the development of numerous label printers and maintained worldwide technology/vendor relationships. Prior to founding Zebra, Mr. Cless was a research and development engineer at Teletype Corporation's printer division. Mr. Cless received an MSME degree from Esslingen, Germany, and has done graduate work at the Illinois Institute of Technology. Zebra's 57,400 square-foot technology center, which was completed in 1999, is named in honor of Mr. Cless. Mr. Cless is a citizen of Germany and a resident alien in the United States.
Edward L. Kaplan
Chairman of the Board and Chief Executive Officer. Mr. Kaplan is a co-founder of Zebra and has been the Chief Executive Officer and Chairman of Zebra since 1969. He served as President of Zebra from its formation until February 1995 and again from April 1997 to April 1998 (on an interim basis) and as Chief Financial Officer of Zebra from its formation until October 1991. Mr. Kaplan began his career as a project engineer for Seeburg Corporation, later joining Teletype Corporation as a mechanical engineer performing research and development in the Printer Division. In 1969, he and Gerhard Cless founded Zebra, then known as Data Specialties, Inc. Mr. Kaplan received a BS in Mechanical Engineering from the Illinois Institute of Technology (graduating Tau Beta Pi) and an MBA from the University of Chicago and is an NDEA Fellow of Northwestern University.

I–1

Christopher G. Knowles
Director of Zebra since July 1991. In 1966, Mr. Knowles joined North American Van Lines, which was acquired by PepsiCo, Inc. two years later. He continued his career with PepsiCo, Inc., working in human relations and distribution with several of its subsidiary companies, including North American Van Lines, PepsiCo Service Industries and Wilson Sporting Goods, as well as holding positions on the corporate staff of PepsiCo, Inc. In 1976, he became a vice president of Allied Van Lines and later became Division Vice President in charge of Allied's Household Goods Division, the largest division of that company. In January 1980, Mr. Knowles joined Underwriters Salvage Company as its Chairman and Chief Executive Officer and subsequently acquired that company with other members of its management. Insurance Auto Auctions, Inc. acquired Underwriters Salvage Company in January 1994. Mr. Knowles became President and Chief Operating Officer of Insurance Auto Auctions, Inc. in April 1994 and held such positions until March 1996. Between December 1998 and November 2000, Mr. Knowles served as Chief Executive Officer of Insurance Auto Auctions. In addition, he served on its board of directors from June 1994 until February 2000. Mr. Knowles received his BA degree from Indiana University in 1966.
David P. Riley
Director of Zebra since July 1991. In December 2000 he retired from The Middleby Corporation where he served as President and Chief Executive Officer since 1984. The Middleby Corporation is a public company, which manufactures commercial food equipment and provides complete kitchens to various institutional customers, as well as to restaurants such as Pizza Hut and Domino's Pizza. Mr. Riley continues to serve as a director of The Middleby Corporation. He was previously employed in various management positions with a subsidiary of The Middleby Corporation and, before that, with Hobart Corporation, a food equipment manufacturer. Mr. Riley holds a BS in Engineering from the Ohio State University.

I–2

Donald K. Skinner
Vice Chairman of the Board of Zebra since the merger of Zebra and Eltron International, Inc. on October 28, 1998. In addition, he served as President of Zebra's Card Printer Business Unit from October 28, 1998 until his retirement in April 2000. Mr. Skinner is currently the President/CEO/Chairman of Ceryx Inc., Santa Paula, CA, a manufacturer of diesel emissions control products and Vice Chairman of RF-Code Inc., Mesa, AZ, a manufacturer of radio frequency tags. Mr. Skinner founded Eltron, Inc., the predecessor of Eltron International, in September 1989 and served as its President until December 1990. He then served as the Executive Vice President and Chief Operating Officer of Eltron International from January 1991 to December 1992; its President from December 1992 to September 1995 and its Chief Executive Officer from December 1992 and its Chairman of the Board from July 1995 until the merger with Zebra. Prior to Eltron, Mr. Skinner's positions included General Manager of Axiom Edwards-CPE, Inc. (January 1989 to August 1989); co-founder and Executive Vice President and Chief Operating Officer of Peripheral Technology Corporation (1985 to 1988); and Director New Product Development and various positions for Dataproducts Corporation (1968-1983). Mr. Skinner holds a BSME from West Coast University and an MBA from Pepperdine University.
Michael A. Smith
Director of Zebra since July 1991. Mr. Smith is the Chairman, Chief Executive Officer and founder of FireVision L.L.C., which he formed in December 1999. FireVision is developing visualization software and related analytical technologies for use in high-bandwidth e-commerce applications. From September 1998 to December 1999, Mr. Smith was Senior Managing Director and head of the Chicago and Los Angeles offices of the Mergers & Acquisitions Department of NationsBanc Montgomery Securities and its successor entity, Banc of America Securities, LLC. He was Senior Managing Director and co-head of the Mergers and Acquisitions Department of BancAmerica Robertson Stephens from September 1997 to August 1998. Previously, Mr. Smith was co-founder and head of the investment banking group BA Partners and its predecessor entity Continental Partners Group since 1989. His previous positions include Managing Director, Corporate Finance Department, for Bear, Stearns & Co. (1982 to 1989) and Vice President and Manager of the Eastern States and Chicago Group Investment Banking Division of Continental Bank (1977 to 1982). He was a director of Graphic Technology from 1983 to 1989. Mr. Smith graduated Phi Beta Kappa from the University of Wisconsin and received an MBA from the University of Chicago. Mr. Smith's business address is c/o FireVision L.L.C., 900 North Lake Shore Drive #1611, Chicago, IL 60611.

I–3

Charles E. Turnbull
President of Zebra since April 20, 1998. Mr. Turnbull came to Zebra from Nashua Corporation, where he was President of the Commercial Products Group from August 1995 to October 1997. From January 1994 until November 1994, Mr. Turnbull was President of the Polyken Technologies Division of Kendall International. From 1978 to 1994, Mr. Turnbull held various management positions of increasing responsibility with the Avery Dennison Corporation, including Vice President and General Manager of the Marking Films Division. Mr. Turnbull received a BS degree in industrial engineering from the University of Oklahoma and an MBA from the Harvard Graduate School of Business.
John H. Kindsvater
Senior Vice President, Business Development of Zebra since December 2000. He joined Zebra in 1980 and held various sales and marketing executive positions, in which he was responsible for developing and implementing marketing and sales strategies. In February 1995, he was promoted to Vice President of Corporate Development, and in May 1996 was appointed to the additional position of President of Zebra Technologies VTI. From December 1998 to December 2000, Mr. Kindsvater held the position of Vice President, Market Development. Prior to joining Zebra, Mr. Kindsvater held management positions in corporate development, international operations, marketing and sales with various technology-based companies, including Quixote Corporation, A. B. Dick Company, Marsh Instrument Company and Jeppesen & Co. Mr. Kindsvater attended Purdue University and received his BS degree and MBA from the University of Denver. He has served on the Board of Directors of Automatic Identification Manufacturers (AIM), the industry's trade association.
Charles R. Whitchurch
Chief Financial Officer and Treasurer of Zebra since September 1991. From 1981 until he joined Zebra, he served as Vice President, Finance of Corcom, Inc., a technology company specializing in the control of radio frequency interference. Mr. Whitchurch previously held positions as Chief Financial Officer of Resinoid Engineering Corporation and as Corporate Services Officer with the Harris Bank in Chicago. Mr. Whitchurch earned a BA in Economics (Phi Beta Kappa) from Beloit College and an MBA from Stanford University in 1973.
Veraje Anjargolian
Vice President and General Manager of Zebra's Card Printer Business Unit since the year 2000. In 1996, Mr. Anjargolian served as General Manager of RIS Inc. He continued in this capacity until 1997 when he became Vice President of Operations of Zebra's Card Printer Business Unit. Mr. Anjargolian held this position until 1999.

I–4

Todd R. Naughton
Vice President and Controller of Zebra since April 2000. Previously Mr. Naughton was Corporate Controller for Zebra since joining the company in January 1999. From January 1998 to January 1999, Mr. Naughton was Vice President—Financial Shared Services for Moore Corporation Limited. Previously, Mr. Naughton was Vice President and Controller for UARCO Incorporated from June 1996 to January 1998. His previous positions include Director of Treasury, Manager of Financial Planning and Assistant Controller for Handy Andy Home Improvement Centers, Inc. (1988 to 1996), Assistant Controller and Manager of Financial Reporting of Uptown Federal Savings, FSB (1986 to 1988) and as a Staff Auditor with Ernst & Whinney (1984 to 1986). Mr. Naughton received a BS in accounting from the University of Illinois at Urbana-Champaign, and an MBA from the University of Chicago. He is a certified public accountant.
Michael T. Edicola
Vice President of Human Resources since September 1999. From 1995 to 1999, Mr. Edicola was Vice President of Human Resources for The Rank Group PLC's Film and Entertainment Services business. From 1981 to 1995, he served in various senior Human Resource management positions with the General Electric Company, progressing to Divisional Human Resources Officer for both the Steam Turbine and Navy business groups. Mr. Edicola received a BS in Industrial Relations from LeMoyne College and an MA in Human Resources from the University of Cincinnati.

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    Directors and Executive Officers of Merger Sub.  The following table sets forth the name, present principal occupation and material occupations, positions or employments for the past five (5) years of each director and executive officer of Merger Sub. Unless otherwise indicated, the current business address of each person is 333 Corporate Woods Parkway, Vernon Hills, Illinois 60061. Each person listed below is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Edward L. Kaplan	Director of Merger Sub since July 2001. Chairman and Chief Executive Officer. Mr. Kaplan is a co-founder of Zebra and has been the Chief Executive Officer and Chairman of Zebra since 1969. He served as President of Zebra from its formation until February 1995 and again from April 1997 to April 1998 (on an interim basis) and as Chief Financial Officer of Zebra from its formation until October 1991. Mr. Kaplan began his career as a project engineer for Seeburg Corporation, later joining Teletype Corporation as a mechanical engineer performing research and development in the Printer Division. In 1969, he and Gerhard Cless founded Zebra, then known as Data Specialties, Inc. Mr. Kaplan received a BS in Mechanical Engineering from the Illinois Institute of Technology (graduating Tau Beta Pi) and an MBA from the University of Chicago and is an NDEA Fellow of Northwestern University.
John H. Kindsvater
President and Director of Merger Sub since July 2001. Senior Vice President, Business Development of Zebra since December 2000. He joined Zebra in 1980 and held various sales and marketing executive positions, in which he was responsible for developing and implementing marketing and sales strategies. In February 1995, he was promoted to Vice President of Corporate Development, and in May 1996 was appointed to the additional position of President of Zebra Technologies VTI. From December 1998 to December 2000, Mr. Kindsvater held the position of Vice President, Market Development. Prior to joining Zebra, Mr. Kindsvater held management positions in corporate development, international operations, marketing and sales with various technology-based companies, including Quixote Corporation, A. B. Dick Company, Marsh Instrument Company and Jeppesen & Co. Mr. Kindsvater attended Purdue University and received his BS degree and MBA from the University of Denver. He has served on the Board of Directors of Automatic Identification Manufacturers (AIM), the industry's trade association.

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Charles R. Whitchurch
Vice President, Secretary, Treasurer and Director of Merger Sub since July 2001. Chief Financial Officer and Treasurer of Zebra since September 1991. From 1981 until he joined Zebra, he served as Vice President, Finance of Corcom, Inc., a technology company specializing in the control of radio frequency interference. Mr. Whitchurch previously held positions as Chief Financial Officer of Resinoid Engineering Corporation and as Corporate Services Officer with the Harris Bank in Chicago. Mr. Whitchurch earned a BA in Economics (Phi Beta Kappa) from Beloit College and an MBA from Stanford University in 1973.

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    Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary of the Offer is:
Mellon Investor Services LLC

By Hand:	By First Class or Express Mail:	By Overnight:
Mellon Investor Services LLC 120 Broadway 13th Floor New York, NY 10271 Attn: Reorganization Dept.	Mellon Investor Services LLC P.O. Box 3301 South Hackensack, NJ 07606 Attn: Reorganization Dept.	Mellon Investor Services LLC 85 Challenger Road Mail Drop-Reorg Ridgefield Park, NJ 07660 Attn: Reorganization Dept.
By Facsimile Transmission:
FAX#: (201) 296-4293 FAX Confirmation #: (201) 296-4860
The Information Agent of this Offer is:
Mellon Investor Services LLC 44 Wall Street — 7th Floor New York, NY 10271 Call Toll Free: (800) 261-8056
The Dealer Manager of the Offer is:

U.S. Bancorp Piper Jaffray 800 Nicollet Mall J1012005 Minneapolis, MN 55402-7020 Call Toll Free: (800) 333-6000

    Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent/Depositary at the above address and phone number. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

QuickLinks

IMPORTANT
TABLE OF CONTENTS
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER
FARGO ELECTRONICS, INC. SELECTED FINANCIAL DATA (IN THOUSANDS EXCEPT PER SHARE DATA)
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF ZEBRA AND MERGER SUB